                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-94665

Prospectus Supplement
(To Prospectus dated January 24, 2000, as amended March 31, 2000)

                                1,450,000 SHARES

                              [NEW ENTREMED LOGO]

                                  COMMON STOCK
                            ------------------------
     EntreMed, Inc. is offering 1,450,000 shares of common stock in a firmly underwritten offering.

                            ------------------------

     Our common stock is traded on the Nasdaq National Market under the symbol "ENMD." The last reported sale price of our common stock on the Nasdaq National Market on February 26, 2001 was $20.00 per share.

                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ATTACHED PROSPECTUS.
                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ---------      -----
Offering Price to Public....................................   $18.00     $26,100,000
Discounts and Commissions to Underwriter....................   $ 1.08     $ 1,566,000
Offering Proceeds to Us.....................................   $16.92     $24,534,000

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We have granted the underwriter the right to purchase up to an additional 100,000 shares of common stock to cover any over-allotments. The underwriter can exercise this right at any time within 30 days after the date of this prospectus supplement. Gerard Klauer Mattison & Co., Inc. expects to deliver the shares of common stock to investors on March 2, 2001.

                             GERARD KLAUER MATTISON
                            ------------------------
                               February 27, 2001

                            ANGIOGENESIS AND CANCER

            [Picture of growing tumor with feeding blood vessels]

       Angiogenesis is the fundamental process by which new blood vessels are formed. In these illustrations, cancer cells stimulate angiogenesis, which provides the blood supply that nourishes the tumor and supports its growth. EntreMed believes that antiangiogenic products, which inhibit the the abnormal growth of blood vessels, may have significant advantages over traditional therapies for cancer. We are currently developing several angiogenesis inhibitors.

       All of our product candidates are in the development stage and require further research, development, testing and regulatory clearances.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
                   PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...............................    S-5
Use of Proceeds.............................................    S-9
Price Range of Common Stock and Dividend Policy.............    S-10
Dilution....................................................    S-11
Capitalization..............................................    S-12
Selected Consolidated Financial Data........................    S-13
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    S-14
Business....................................................    S-18
Management..................................................    S-34
Underwriting................................................    S-37
Legal Matters...............................................    S-38
Experts.....................................................    S-38

                         PROSPECTUS
About This Prospectus.......................................    3
Risk Factors................................................    3
The Company.................................................    14
Use of Proceeds.............................................    14
Plan of Distribution........................................    14
Description of Common Stock.................................    16
Description of Warrants.....................................    17
Incorporation of Certain Documents by Reference.............    17
Where You Can Find More Information.........................    18
Legal Matters...............................................    19
Experts.....................................................    19

                            ------------------------

     In this prospectus supplement and the accompanying prospectus, "EntreMed," "we," "us," and "our" refer to EntreMed, Inc. and its subsidiary, TheraMed, Inc.

                            ------------------------

     We own, have the right to, or have filed application for, various trademarks, service marks and trade names used in our business, including THE ANGIOGENESIS COMPANY, METASTATIN, PANZEM, THERAMED, and ENTREVEST. All other trademarks, service marks and trade names appearing in this prospectus supplement and the attached prospectus are the property of their respective holders.

                            ------------------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS SUPPLEMENT CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 25A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE STATEMENTS MAY BE IDENTIFIED BY FORWARD-LOOKING WORDS SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "BELIEVE" OR SIMILAR WORDS. THESE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE TIMING OF CLINICAL TRIALS; THE ADVANTAGES OF OUR PRODUCT CANDIDATES; THE APPLICABILITY OF OUR ANTIANGIOGENIC PRODUCT CANDIDATES TO VARIOUS DISEASES; THE AVAILABILITY OF SUFFICIENT QUANTITIES OF MATERIAL FOR CLINICAL TRIALS; AND EXPECTED INCREASES IN OUR EXPENSES.

     OUR FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION AVAILABLE TO US TODAY, AND WE WILL NOT UPDATE THESE STATEMENTS. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN OUR FORWARD-LOOKING STATEMENTS DUE TO, AMONG OTHER FACTORS, OUR HISTORY OF OPERATING LOSSES AND ANTICIPATION OF FUTURE LOSSES; THE VALUE OF OUR COMMON STOCK; UNCERTAINTIES RELATING TO OUR TECHNOLOGICAL APPROACH; UNCERTAINTY OF OUR PRODUCT CANDIDATE DEVELOPMENT; OUR NEED FOR ADDITIONAL CAPITAL AND UNCERTAINTY OF ADDITIONAL FUNDING; OUR DEPENDENCE ON COLLABORATORS AND LICENSEES; INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE IN THE BIOPHARMACEUTICAL INDUSTRY; UNCERTAINTIES RELATING TO OUR PATENT AND PROPRIETARY RIGHTS; UNCERTAINTIES RELATING TO CLINICAL TRIALS; GOVERNMENT REGULATION AND UNCERTAINTIES OF OBTAINING REGULATORY APPROVAL ON A TIMELY BASIS OR AT ALL; OUR DEPENDENCE ON KEY PERSONNEL, RESEARCH COLLABORATORS AND SCIENTIFIC ADVISORS; UNCERTAINTIES RELATING TO HEALTH CARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT; RISKS ASSOCIATED WITH PRODUCT LIABILITY; AND OTHER FACTORS DISCUSSED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary contains basic information about us and this offering, and highlights information contained elsewhere in this prospectus supplement and the attached prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. To fully understand this offering and its consequences to you, you should read the entire prospectus supplement and attached prospectus carefully, including the "Risk Factors" section, the financial data and the documents that we incorporate by reference into this prospectus supplement and the attached prospectus. Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriter's over-allotment option.

                                 ENTREMED, INC.

     We are a clinical-stage biopharmaceutical company developing and testing product candidates that address the role of blood and blood vessels in health and disease. Angiogenesis is the biological process by which new blood vessels are formed. As "The Angiogenesis Company," we are primarily focused on developing antiangiogenic drugs designed to inhibit the abnormal new blood vessel growth associated with cancer, as well as a broad range of other diseases including certain types of blindness and atherosclerosis. We believe we are a leader in the field of angiogenesis inhibition in oncology because we have more antiangiogenic molecules in human clinical trials than any other company.

     We are pioneering a different approach to cancer treatment. Traditional cancer treatment involves surgery or radiation therapy to treat the primary tumor, and follow-up radiation therapy or chemotherapy to eliminate any remaining cancer and discourage the initiation or spread of metastatic disease. Our approach is to attempt to starve the tumor rather than attack tumor cells directly. Tumors are dependent upon newly formed blood vessels for growth and to transport cancerous cells to distant sites. The blood vessel network feeding a tumor functions much like the roots of a plant -- when taken away, or weakened significantly, the plant starves and dies.

     To date, preclinical (animal) studies have shown our antiangiogenic drug candidates to be effective in starving cancerous tumors in mice. More specifically, these drug candidates have the potential to not only inhibit new blood vessels from forming, but also break up and weaken the existing network of blood vessels that feed primary and metastatic tumors in mice. We believe that these antiangiogenic drugs can be effective without producing the traditional chemotherapy limitations of drug resistance and toxicity, and may prove effective when used in combination with current cancer therapies.

     Our current portfolio of antiangiogenic product candidates includes Endostatin, Panzem (also known as 2-Methoxyestradiol, or 2ME2) and Angiostatin, the patent rights for all of which are exclusively licensed to us by Children's Hospital, Boston. Endostatin is now being tested in four Phase I clinical trials in the United States and Europe and three routes of administration of Endostatin are being evaluated in these studies. Data from Phase I trials of Endostatin in humans, which are still ongoing, have shown that Endostatin is well tolerated by patients and that levels of Endostatin in blood are predictable. In March 2000, we commenced the first Phase I trial of Panzem as a single agent. In September 2000, we commenced the first Phase I combination trial of Panzem and Taxotere in patients with breast cancer. In February 2001, the first pilot Phase II trial of Panzem in multiple myeloma enrolled its first patients at the Mayo Clinic. Two Phase I trials of Angiostatin, one as a single agent, and one in combination with radiation therapy, are also underway. In December 2000, we initiated our first European study of Angiostatin in patients with advanced cancer.

     Endostatin. Endostatin is a naturally occurring antiangiogenic agent. Preclinical testing has shown Endostatin to inhibit the growth of primary and metastatic tumors without apparent toxicity or the development of drug resistance. Four separate Phase I trials of Endostatin are underway at Dana-Farber/ Partners CancerCare, the University of Texas M.D. Anderson Medical Center, the University of Wisconsin Comprehensive Cancer Center and the Free University Academic Hospital in Amsterdam, the Netherlands. Though these studies are still ongoing, the first results presented in November 2000 show that Endostatin is well tolerated by the patients, that levels of Endostatin in blood are predictable and that a single administration can still be measured longer than one day later in the bloodstream. Additional Phase I data have been submitted for presentation at this year's American Society of Clinical Oncology
(ASCO) meeting in May 2001. We expect to complete these trials and proceed to Phase II clinical trials in the second quarter of 2001. Chiron Corporation currently manufactures Endostatin for us.

     Panzem. Panzem is an orally active, naturally occurring small molecule that attacks not only the growth of new blood vessels, but also the malignant cells that they support. Two Phase I studies at Indiana University and two Phase II studies of Panzem are presently underway: one at the Mayo Clinic, and the second, a multi-center study, at Indiana University and the University of Wisconsin. Results from the single agent Phase I study in patients with advanced breast cancer have been submitted for presentation to ASCO's May 2001 meeting. Tetrionics, Inc. currently manufacturers Panzem for us.

     Angiostatin. Angiostatin is a naturally occurring antiangiogenic agent. Three separate Phase I studies of Angiostatin in cancer patients are presently underway at the Thomas Jefferson University Hospital in Philadelphia, Pennsylvania and the University Medical Center at Utrecht, the Netherlands exploring dosages and routes of administration. We also have a Phase I trial underway evaluating the combination of Angiostatin with radiation therapy. Data from our single agent Phase I trial have been submitted for presentation at ASCO's May 2001 meeting. Covance Biotechnology Services, Inc. currently manufactures Angiostatin for us.

     Other. We have a number of other product candidates in preclinical development. These product candidates include small molecular weight inhibitors of angiogenesis such as thalidomide analogs (molecular cousins of thalidomide) and Panzem analogs. We also are working with Metastatin, Prostate Specific Antigen (PSA) and Tissue Factor Pathway Inhibitor, or TFPI, each of which have demonstrated antiangiogenic activity. In addition, our efforts with vaccines directed against other angiogenic growth factors, such as Fibroblast Growth Factor (bFGF) and Vascular Growth Factor (VEGF), have shown inhibition of metastic disease in animal models.

     TheraMed. Our subsidiary, TheraMed, Inc., is developing blood cell permeation technology using flow electroporation. This technology is designed to deliver drugs, genes or other therapeutic agents that otherwise would not readily permeate the cell membrane into blood cells while retaining the blood cells' natural function. TheraMed is expected to begin Phase I studies using treated red blood cells to enhance oxygen delivery in the second half of 2001.

                                 *     *     *

     EntreMed, Inc. is a Delaware corporation incorporated on September 18, 1991. We completed our initial public offering in June 1996. Our offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850, and our telephone number is (301) 217-9858. Our world wide web site is www.entremed.com. The information on our web site is not incorporated by reference into this prospectus supplement or the attached prospectus.

                                  THE OFFERING

     The following information is based on 16,657,103 shares of common stock outstanding on February 1, 2001 (17,240,436 shares of common stock issued, net of 583,333 shares of treasury stock). This number excludes 4,063,480 shares of common stock issuable upon the exercise of stock options outstanding as of February 1, 2001 and 566,071 shares of common stock issuable upon the exercise of warrants outstanding as of February 1, 2001. It also excludes an additional 270,165 shares of common stock available for future issuance under our stock option and other employee benefit plans and assumes no exercise of the underwriter's over-allotment option.

Common stock offered............................   1,450,000 shares

Common stock to be outstanding after the
offering........................................   18,107,103 shares

Use of proceeds.................................   We intend to use the net
                                                   proceeds of this offering for
                                                   development of current
                                                   product candidates, working
                                                   capital and general corporate
                                                   purposes. See "Use of
                                                   Proceeds."

Nasdaq National Market Symbol...................   ENMD

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables present a summary of our financial data incorporated by reference in this prospectus supplement and the attached prospectus. You should read the following data together with the more detailed information contained in the sections entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing in our annual report on Form 10-K for the fiscal year ended December 31, 1999 and our quarterly report on Form 10-Q for the three months ended September 30, 2000.

     The summary balance sheet data as of September 30, 2000 is presented on an actual basis and is also presented to reflect, on an adjusted basis, our sale of 1,450,000 shares of common stock in this offering at a public offering price of $18.00 per share, less underwriting discounts and commissions and estimated offering expenses to be paid by us.

                                                                                     NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                    -----------------------------------------   ---------------------------
                                       1997           1998           1999           1999           2000
                                    -----------   ------------   ------------   ------------   ------------
                                                                                        (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Collaborative research and
    development & license fees....  $ 4,542,369   $  4,673,131   $  3,502,499   $  3,502,499   $         --
  Royalty revenues................           --             --      1,123,111        716,319      2,037,836
  Grant & other revenues..........      215,119        488,352        391,940        340,569        409,974
                                    -----------   ------------   ------------   ------------   ------------
Total revenues....................    4,757,488      5,161,483      5,017,550      4,559,387      2,447,810
Expenses:
  Research and development........    8,998,705     15,084,993     35,529,435     21,686,171     30,269,128
  General and administrative......    4,915,724      5,760,215      8,028,922      6,122,655      8,771,430
                                    -----------   ------------   ------------   ------------   ------------
Total operating expenses..........   13,914,429     20,845,208     43,558,357     27,808,826     39,040,558
  Interest expense................        1,418             --         22,270             --        167,805
  Investment income...............   (2,621,630)    (2,169,955)    (1,677,361)    (1,196,577)    (1,704,643)
                                    -----------   ------------   ------------   ------------   ------------
Net loss..........................  $(6,536,729)  $(13,513,770)  $(36,885,716)  $(22,052,862)  $(35,055,910)
                                    ===========   ============   ============   ============   ============
Net loss per share (basic and
  diluted)........................  $     (0.54)  $      (1.07)  $      (2.67)  $      (1.63)  $      (2.22)
                                    ===========   ============   ============   ============   ============
Weighted average number of shares
  outstanding.....................   12,158,372     12,681,824     13,801,220     13,506,269     15,781,868

                                                                   SEPTEMBER 30, 2000
                                                              -----------------------------
                                                                       (UNAUDITED)
                                                                 ACTUAL        AS ADJUSTED
                                                              -------------   -------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  37,987,956   $  64,421,956
Working capital.............................................     32,065,043      56,499,043
Total assets................................................     44,653,622      69,087,622
Accumulated deficit.........................................   (117,248,927)   (117,248,927)
Total stockholders' equity..................................     36,089,137      60,523,137

                                USE OF PROCEEDS

     Our net proceeds from the sale of 1,450,000 shares of our common stock in this offering are estimated to be approximately $24,434,000, after deducting underwriting discounts and commissions and estimated offering expenses, based upon a public offering price of $18.00 per share. If the underwriter exercises its over-allotment option in full, the net proceeds from this offering will be approximately $26,126,000. We expect to use the net proceeds for development of current product candidates, working capital and general corporate purposes, including the following:

     - approximately $10-14 million for manufacturing product candidates;

     - approximately $7-10 million for sponsored research clinical trials; and

     - the balance for other general corporate purposes, including investments and advances to third parties and subsidiaries in connection with sponsored research, in-licensing and other corporate affiliations.

     The amount and timing of our actual expenditures will depend upon numerous factors, including: progress of our product candidate development programs and the number and breadth of these programs; future revenue growth, if any; our ability to establish and maintain collaborative relationships and other arrangements; the progress of the development efforts of our collaborators, if any; achievement of milestones under collaborative relationships, if any; and the amount of cash, if any, generated by our operations. Further, the amounts above are only broad estimates and we have not determined with any certainty the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from the offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds from this offering in short-term investment grade instruments.

     We will require additional funds to complete the development of our product candidates and fully meet our business objectives. Unless we raise additional funds, we may be required to delay or postpone the manufacturing of one or more of our product candidates or delay, reduce the scope of or eliminate one or more of our research and development programs.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock began trading publicly on the Nasdaq National Market under the symbol "ENMD" on June 12, 1996. The following table sets forth the high and low closing price for our common stock by quarter, as reported by the Nasdaq National Market, for the periods indicated:

                                                              HIGH    LOW
                                                              ----    ---
1999:
  First Quarter.............................................  $33     $12 7/8
  Second Quarter............................................   28 1/8  20
  Third Quarter.............................................   25 1/4  20 1/4
  Fourth Quarter............................................   31 11/16  22
2000:
  First Quarter.............................................  $98 1/2 $27
  Second Quarter............................................  $56 7/16 $21 3/4
  Third Quarter.............................................  $37     $23 3/4
  Fourth Quarter............................................  $38     $17 1/4
2001:
  First Quarter (through February 26, 2001).................  $27 5/16 $15 5/8

     On February 26, 2001, the closing price of our common stock, as reported by the Nasdaq National Market, was $20.00 per share. As of February 1, 2001 there were approximately 800 holders of record of our common stock.

     Since our initial public offering in 1996, we have not paid cash dividends on our common stock. We currently anticipate that any earnings will be retained for the continued development of our business and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                                    DILUTION

     The net tangible book value of our common stock as of September 30, 2000 was $36,089,137, or $2.15 per share. Net tangible book value per share represents the amount of our common stock and other stockholders' equity, less intangible assets, divided by shares of our common stock outstanding. Purchasers of our common stock will have an immediate dilution of net tangible book value per share. This dilution excludes the further dilutive effect of options and warrants granted.

     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of the common stock immediately after completion of this offering. After giving effect to the sale by us of 1,450,000 shares of our common stock in this offering at a public offering price of $18.00 per share, and after deduction of underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2000 would have been $60,523,137, or $3.32 per share of common stock. This represents an immediate increase in net tangible book value of $1.17 per share to existing stockholders and an immediate dilution of net tangible book value of $14.68 per share to purchasers of our common stock in this offering, as illustrated in the following table:


Public offering price per share of common stock.............               $18.00
  Net tangible book value per share of common stock before
     the offering...........................................    $2.15
  Increase per share of common stock attributable to the
     offering...............................................     1.17
                                                                -----
Pro forma net tangible book value per share of common stock
  after the offering........................................                 3.32
                                                                           ------
Net tangible book value dilution per share..................               $14.68
                                                                           ======

                                 CAPITALIZATION

     The following table sets forth information about our capitalization as of September 30, 2000:

      --  on an actual basis; and

      -- giving effect to the sale of the 1,450,000 shares of common stock in this offering at a public offering price per share of $18.00, after deducting underwriting discounts and commissions and estimated offering expenses.

     The actual information as of September 30, 2000 is based on 16,807,247 shares of common stock outstanding on that date (17,098,914 shares of common stock issued, net of 291,667 shares of treasury stock). It excludes 3,897,891 shares of common stock issuable upon the exercise of outstanding stock options, and 566,071 shares of common stock issuable upon the exercise of common stock purchase warrants. It also excludes an additional 566,015 shares of common stock available for future issuance under our stock option and other employee benefit plans.

                                                                    SEPTEMBER 30, 2000
                                                                       (UNAUDITED)
                                                              ------------------------------
                                                                 ACTUAL         AS ADJUSTED
                                                              ------------      ------------
Long-term debt, less current portion........................  $  1,256,034      $  1,256,034
Stockholders' equity:
Convertible preferred stock, $1.00 par and $1.50
  Liquidation value: 5,000,000 shares authorized, none
     issued and outstanding actual and as adjusted..........            --                --
Common stock, $.01 par value:
  35,000,000 shares authorized: 17,098,914 shares issued and outstanding actual; 18,548,914 shares issued and
     outstanding as adjusted................................       170,989           185,489
Treasury stock, at cost: 291,667 shares actual and as
  adjusted..................................................    (3,833,379)       (3,833,379)
Additional paid-in capital..................................   157,000,454       181,419,954
Accumulated deficit.........................................  (117,248,927)     (117,248,927)
                                                              ------------      ------------
          Total stockholders' equity........................    36,089,137        60,523,137
                                                              ------------      ------------
          Total capitalization..............................  $ 37,345,171      $ 61,779,171
                                                              ============      ============

                      SELECTED CONSOLIDATED FINANCIAL DATA

     In the table below, we provide you with our selected consolidated financial data. We have prepared this information using our consolidated financial statements for the five years ended December 31, 1999. The financial statements for the five fiscal years ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors. The selected financial data presented below for the nine months ended September 30, 1999 and 2000 are derived from our unaudited interim financial statements incorporated by reference in this prospectus supplement and the attached prospectus and have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position at that date and the results of operations for such periods. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected in subsequent periods or for the year as a whole. When you read this selected consolidated financial data, it is important that you also read the historical financial statements and related notes in our annual and quarterly reports filed with the Securities and Exchange Commission as well as the section of our annual and quarterly reports titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                              NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                            ------------------------------------------   ----------------------------
                                                1997           1998           1999           1999           2000
                                            ------------   ------------   ------------   ------------   -------------
                                                                                                 (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Collaborative research and
    development...........................  $  4,342,369   $  4,473,131   $  3,099,166   $  3,099,166   $          --
  License fees............................       200,000        200,000        403,333        403,333              --
  Grant revenues..........................       215,119        472,677        339,087        287,716         300,709
  Royalty revenues........................            --             --      1,123,111        716,319       2,037,836
  Other...................................            --         15,675         52,853         52,853         109,265
                                            ------------   ------------   ------------   ------------   -------------
Total revenues............................     4,757,488      5,161,483      5,017,550      4,559,387       2,447,810
Expenses:
  Research and development................     8,998,705     15,084,993     35,529,435     21,686,171      30,269,128
  General and administrative..............     4,915,724      5,760,215      8,028,922      6,122,655       8,771,430
                                            ------------   ------------   ------------   ------------   -------------
Total operating expenses..................    13,914,429     20,845,208     43,558,357     27,808,826      39,040,558
  Interest expense........................         1,418             --         22,270             --         167,805
  Investment income.......................    (2,621,630)    (2,169,955)    (1,677,361)    (1,196,577)     (1,704,643)
                                            ------------   ------------   ------------   ------------   -------------
Net loss..................................  $ (6,536,729)  $(13,513,770)  $(36,885,716)  $(22,052,862)  $ (35,055,910)
                                            ============   ============   ============   ============   =============
Net loss per share (basic and diluted)....  $      (0.54)  $      (1.07)  $      (2.67)  $      (1.63)  $       (2.22)
                                            ============   ============   ============   ============   =============
Weighted average number of shares
  outstanding.............................    12,158,372     12,681,824     13,801,220     13,506,269      15,781,868

BALANCE SHEET DATA:
Cash and cash equivalents and short-term
  investments.............................  $ 45,245,071   $ 35,171,060   $ 26,027,235   $ 39,898,939   $  37,987,956
Working capital...........................    41,454,371     29,269,715     19,242,907     35,476,797      32,065,043
Total assets..............................    47,838,663     39,574,003     31,843,625     45,637,514      44,653,622
Accumulated deficit.......................   (31,793,532)   (45,307,302)   (82,193,018)   (67,360,164)   (117,248,927)
Total stockholders' equity................    41,953,094     33,188,064     21,984,801     40,334,163      36,089,137

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Before investing in our common stock, you should read this Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our financial statements and related notes thereto incorporated by reference into this prospectus supplement and the attached prospectus. In addition, this Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this prospectus supplement and the attached prospectus contain forward-looking statements which involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" in the attached prospectus.

OVERVIEW

     Since our inception in September 1991, we have devoted substantially all of our efforts and resources to sponsoring and conducting research and development on our own behalf and through collaborations. Through September 30, 2000, with the exception of license fees, research and development funding, royalty payments, and certain research grants, we have not generated any revenue from operations. We anticipate our primary revenue sources for the next few years to include royalty revenues, research grants and collaboration payments under current or future arrangements. The timing and amounts of such revenues, if any, will likely fluctuate and depend upon the achievement of specified research and development milestones, and results of operations for any period may be unrelated to the results of operations for any other period.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 2000 and September 30, 1999

     Revenues. For the nine months ended September 30, 2000, revenues were approximately $2,448,000 as compared to $4,559,000 for the nine months ended September 30, 1999, a 46% decrease. This decrease primarily resulted from the modification in February 1999 of the Bristol-Myers Squibb Company (BMS) collaborative research and development agreement. BMS collaborative research and development and license fees totaled approximately $3,503,000 for the 1999 period. This decrease was partially offset by an increase in royalty income of approximately 185% to approximately $2,038,000 for the 2000 period from approximately $716,000 for the 1999 period. The increase in royalty income is primarily due to royalties received from Celgene on increased sales of THALOMID(R).

     Research and development expenses. For the nine months ended September 30, 2000, research and development expenses were approximately $30,269,000 as compared to $21,686,000 for the nine months ended September 30, 1999, a 40% increase. Research and development expenditures for the 2000 period include approximately $17,422,000 for contract manufacturing of product candidates, $3,743,000 for salaries of research and development personnel, and $2,601,000 for clinical trials and sponsored research. Overall the increase in research and development expenses in the 2000 period resulted primarily from the increase in manufacturing of our three product candidates, Endostatin, Panzem and Angiostatin, our clinical trial programs, and support of our internal and sponsored research and product development programs relating to our antiangiogenesis and blood cell permeation technologies. Overall, research and development personnel increased to 74 as of September 30, 2000 from 52 as of September 30, 1999. Research and development expenses are expected to continue to increase as we manufacture product candidates for expanded clinical trials and continue our research and development efforts.

     General and administrative expenses. For the nine months ended September 30, 2000, general and administrative expenses were approximately $8,771,000 as compared to approximately $6,123,000 for the nine months ended September 30, 1999, a 43% increase. The 2000 period increase resulted primarily from the increase in administrative costs associated with adding administrative staff to support our research and development efforts and external collaborations, investigating potential strategic relationships, and obtaining professional services.

     Investment Income. For the nine months ended September 30, 2000, investment income comprised of interest income was $1,705,000 as compared to approximately $1,197,000 for the nine months ended September 30, 1999, a 42% increase. The 2000 period increase resulted from an increase in our invested cash resulting from the sale of our common stock.

  Years Ended December 31, 1999, 1998 and 1997.

     Revenues. Revenues under collaborative research and development agreements were approximately $3,099,000, $4,473,000 and $4,342,000 and license fees were approximately $403,000, $200,000, and $200,000 in the years ended December 31, 1999, 1998, and 1997, respectively. Revenues in 1999 consisted of the balance of the BMS collaborative research and development fees, license fees and related deferred revenue. These amounts declined in comparison to 1998 and 1997 due to the modification of the research agreement with BMS in February 1999 whereby we assumed all responsibility for preclinical and clinical work on the Angiostatin protein effective August 1999. Deferred revenue from the collaborative research and development fees related to the amortization over a five-year term of a one-time payment from BMS received in December 1995 of $2,500,000 ($958,000, $500,000 and $500,000 recognized in 1999, 1998 and 1997, respectively) and the amortization of semi-annual payments of $1,835,000 ($2,141,000, $3,670,000 and $3,670,000 recognized in 1999, 1998 and 1997, respectively) under the BMS collaboration agreement, both of which were fully amortized in August 1999. The license fee represented the amortization over five years of a one-time $1,000,000 license fee received in December 1995 under the BMS collaboration agreement, a portion of which was paid to Children's Hospital, Boston, which also was fully amortized in August 1999. In 1998 and 1997, we also recognized revenues of $303,000 and $172,000, respectively, as reimbursement for clinical studies called for under the original BMS collaboration agreement. Included in grant revenues are funds received from a Small Business Innovative Research, or SBIR, program of the National Institutes of Health of approximately $264,000, $455,000 and $215,000 in 1999, 1998 and 1997, respectively. In accordance with our 1998 collaborative sublicensing agreement for thalidomide with Celgene, we recognized net royalty revenues from Celgene's sales of thalidomide (THALOMID(R)) of approximately $1,123,000 for the year ended December 31, 1999.

     Research and development expenses. Research and development expenses increased approximately 136% in 1999 to approximately $35,529,000 from $15,085,000 in 1998, and increased by approximately 68% in 1998 from approximately $8,999,000 in 1997. These increases resulted primarily from scale-up in manufacturing of our three product candidates, Endostatin, Panzem and Angiostatin, to support our clinical trial program, and our internal and sponsored research and product development programs related to our antiangiogenesis and blood cell permeation technologies. Research and development expenditures included sponsored research payments of approximately $4,138,000, $5,677,000 and $3,700,000 and internal research and development expenses of approximately $31,391,000, $9,408,000 and $5,300,000 in 1999, 1998
and 1997, respectively. Sponsored research payments to academic collaborators include payments to Children's Hospital, Boston of $2,650,000 in 1999, $2,525,000 in 1998 and $2,000,000 in 1997. Overall, research and development personnel increased to 55 as of December 31, 1999 from 45 as of December 31, 1998. Research and development expenses are expected to continue to increase as we manufacture product candidates for expanded clinical trials and expand our research and development efforts.

     General and administrative expenses. General and administrative expenses increased by 39% in 1999 to approximately $8,029,000 from $5,760,000 in 1998 and increased by 17% in 1998 from $4,916,000 in 1997. The increases resulted primarily from increases in administrative costs associated with adding administrative staff to support the research and collaborative efforts we are conducting, investigating potential strategic relationships and obtaining professional services.

     Investment income. Investment income decreased by 22.7% in 1999 to approximately $1,677,000 from $2,170,000 in 1998 and decreased by 17.2% in 1998 from $2,622,000 in 1997. This overall decrease in investment income from 1997 to 1998 and from 1998 to 1999 is due to a decrease in our invested cash.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 2000, we had cash and cash equivalents of approximately $37,988,000 with working capital of approximately $32,065,000, primarily representing the net proceeds of our private placements of equity securities and our public offerings, payments from BMS which include equity investments, royalties received from Celgene, proceeds from secured borrowing and various grants. As of February 26, 2001, we had cash and cash equivalents of $17,249,000.

     We anticipate incurring substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts on our ongoing and planned clinical trials, additional research and development activities, and related business development and general corporate expenses. From inception through September 30, 2000, we have financed our operations primarily from:

      -- the net proceeds of approximately $17,000,000 from private placements of equity securities;

      -- payments from BMS of approximately $29,200,000 (of which $11,500,000 was an equity investment);

      -- various grants of approximately $1,477,000 from the World Health Organization and SBIR;

      -- net royalty revenues of approximately $3,151,000 recognized from Celgene's sales of THALOMID(R);

      -- net proceeds of approximately $43,541,000 from our initial public offering;

      -- net proceeds of approximately $28,400,000 from a private offering completed on July 27, 1999 of 1,478,118 shares of our common stock, Series 1 Warrants to purchase a total of 739,059 shares of common stock at an exercise price of $33.02 and Series 2 Warrants to purchase a total of 739,059 shares of common stock at an exercise price of $25.45;

      -- net proceeds of $17,818,000 from exercise of Series 2 Warrants and $6,402,000 from exercise of Series 1 Warrants issued in connection with the July 27, 1999 private offering;

      -- proceeds of $3,000,000 from a borrowing in December 1999 secured by our equipment; and

      -- net proceeds of approximately $20,680,000 from a public offering completed on June 19, 2000 of 1,000,000 shares of our common stock.

     The Series 1 Warrants issued in connection with the private offering completed on July 27, 1999 are terminable by us at any time after January 27, 2002 if our common stock trades at a per share price greater than $61.91 for ten consecutive trading days and such Warrants are not exercised within a specified period after our delivery of a written notice. If the remaining Series 1 Warrants were fully exercised, they would result in us receiving $18,001,000 in aggregate exercise proceeds. We terminated the remaining Series 2 Warrants under a similar provision on June 1, 2000.

     Our cash resources have been used to finance research and development, including sponsored research, drug manufacturing for clinical trials, stock repurchases, capital expenditures, including leasehold improvements to our new facility, and general and administrative expenses. Over the next several years, we expect to incur substantial additional research and development costs, including costs related to early-stage research, preclinical and clinical trials, product candidate manufacturing, increased administrative expenses to support our research and development operations and increased capital expenditures for expanded research capacity, various equipment needs and facility improvements.

     At September 30, 2000, we were a party to the following agreements requiring our funding: sponsored research in an aggregate of approximately $2,316,000 through 2001 (including $1,350,000 to Children's Hospital, Boston); clinical trials of approximately $1,656,000; manufacturing of product candidates for clinical trials of an estimated $14,100,000; future milestone payments of up to $3,435,000 and additional payments upon attainment of regulatory milestones.

     In December 1999, we exercised our option to repurchase 291,667 of our common shares from BMS for $13.143 per share or a total repurchase price of $3,833,000. In December 2000, we exercised our option to repurchase 291,666 shares of our common stock from BMS for $13.143 per share. Shares repurchased from BMS are accounted for as treasury stock. BMS' remaining 291,666 shares held in connection with the collaborative research and development agreement are subject to certain restrictions and we may exercise our right to repurchase these remaining shares for $13.143 per share (approximately BMS' cost per share) at any time prior to November 30, 2001.

     We believe that our existing resources, combined with the net proceeds of this offering, will be sufficient to meet our planned expenditures over the next twelve months, although there can be no assurance we will not require additional funds earlier. We will require additional funds in addition to the proceeds of this offering and our existing working capital to complete the development of our product candidates and fully meet our business objectives. Unless we raise additional funds, we may be required to delay or postpone the manufacturing of one or more of our product candidates or delay, reduce the scope of, or eliminate one or more of our research and development programs. Our working capital requirements will depend upon numerous factors including:

      --  the progress of our research and development programs;

      --  our ability to contain our manufacturing costs;

      --  preclinical testing and clinical trials;

      --  achievement of regulatory milestones;

      --  the timing and cost of seeking regulatory approvals;

      -- the level of resources that we devote to the development of manufacturing, marketing and sales capabilities, if any;

      --  technological advances;

      --  the status of competing products; and

      -- our ability to maintain existing and establish new collaborative arrangements with other companies to provide us with funding to support these activities.

     In addition to this offering, we are exploring other opportunities to raise funds including through the sale of additional shares of our Common Stock or other securities. We also are negotiating a possible assignment of some or all of our rights to receive future THALOMID(R) royalties. We cannot predict whether any of our efforts to raise additional capital will be successful.

INFLATION AND INTEREST RATE CHANGES

     Management does not believe that our working capital needs are sensitive to inflation and changes in interest rates.

                                    BUSINESS

OVERVIEW

     We are a clinical-stage biopharmaceutical company developing and testing product candidates that address the role of blood and blood vessels in health and disease. Angiogenesis is the biological process by which new blood vessels are formed. As "The Angiogenesis Company," we are primarily focused on developing antiangiogenic drugs designed to inhibit the abnormal new blood vessel growth associated with cancer, as well as a broad range of diseases including certain types of blindness and atherosclerosis. We believe we are a leader in the field of angiogenesis inhibition in oncology because we have more antiangiogenic molecules in human clinical trials than any other company. Our current portfolio of antiangiogenic product candidates includes Endostatin, Panzem and Angiostatin, the patent rights for all of which are exclusively licensed to us by Children's Hospital, Boston.

THE CURRENT TREATMENT OF CANCER

     Cancer is the second leading cause of death in the United States. Recently, the American Cancer Society estimated that approximately 1,200,000 new cases of cancer are diagnosed annually. Traditional cancer treatments include surgery, radiation therapy and chemotherapy. Surgery is an invasive method of removing tumors, and some tumors currently are inoperable due to their location, extent of organ infiltration or size. Radiation therapy produces ionized molecules within the body that attack cancer cells but may also damage surrounding healthy cells. Chemotherapy involves the administration of toxic substances (cytotoxins) designed to kill cancer cells, and usually produces severe side effects. Due to their lack of specificity, chemotherapeutics do not differentiate between rapidly growing healthy cells and cancer cells. In addition, resistance to chemotherapy occurs over time.

     We believe that our antiangiogenic product candidates, which are intended to inhibit the growth of tumor-feeding blood vessels, may prove effective in treating certain cancers, and may also prove to have significant advantages over traditional cancer therapies. These advantages may include a reduced likelihood of resistance, fewer side effects and the potential to be administered in combination with other antiangiogenic and/or traditional therapies.

ANGIOGENESIS IN HEALTH AND DISEASE

     Within the human body, a network of arteries, capillaries and veins, known as the vasculature, functions to transport blood throughout the tissues. The basic network of the vasculature is developed through angiogenesis, a fundamental process by which new blood vessels are formed.

     Mounting evidence indicates that the abnormal growth of new blood vessels plays a key role in many diseases such as cancer, arthritis, blindness caused by diabetes or macular degeneration, and more recently, atherosclerotic disease. Over the last year, the critical role of angiogenesis in these diseases has been significantly reinforced by an increasing number of scientific publications reporting a direct link between the abnormal growth of blood vessels and disease progression. Typically, angiogenesis involves the growth of tiny blood vessels, called capillaries, which extend from an existing blood vessel into the body's tissues to provide nutrients and to remove waste products. In humans, angiogenesis is essential during the first three months of embryonic development, where cytokines and growth factors, which are normally suppressed in adults, are activated to stimulate the growth of new blood vessels required to form organs and limbs in the developing fetus. In addition, during adulthood, angiogenesis occurs as a normal physiological process in menstrual cycling, fetal development and wound healing.

     Angiogenesis also occurs during disease states, as is the case with cancer (where the growth of new blood vessels is necessary to sustain tumor growth), certain types of blindness (where the newly formed blood vessels block vision) and atherosclerosis (where plaque formation appears to involve angiogenesis). As described below, we believe that antiangiogenic products, which inhibit this abnormal growth of blood vessels in these diseases, may have significant advantages over traditional therapies for these indications.

  Angiogenesis in Cancer: An Emerging Therapy

     Cancer includes many different types of uncontrolled cellular growth. Clusters of cancer cells, referred to as tumors, may destroy surrounding organs, impair physiological function, and often lead to patient death. In order for cancer cells to survive, they require blood vessels to supply the nutrients and oxygen carried by the body's blood supply. To initiate the growth of these blood vessels and thus feed the rapidly proliferating cancer cells, the tumor stimulates angiogenesis by recruiting the production of a variety of angiogenic factors including basic Fibroblast Growth Factor (bFGF) and Vascular Endothelial Growth Factor (VEGF). This series of events results in an increased supply of blood from the sprouting of hundreds of newly formed blood vessels and provides the tumor with the constant supply of nutrients and growth factors that it needs to grow.

     Angiogenesis is also involved in the spread, or metastasis, of tumor cells. Metastasis is the process by which tumor cells escape from the tumor and enter the body's circulation where they reach a new site and begin to grow, thereby affecting other organs in the body. As cancer cells metastasize, they require continuous angiogenesis if secondary tumors are to grow. These tumor cells may either be released by a growing primary tumor or be released into circulation during surgical removal of the tumor. Although surgeons generally remove significant amounts of healthy tissue surrounding a tumor, in many cases "seed cancer cells" have already escaped the primary tumor, circulated through the body and become embedded elsewhere. It has been observed that in certain cases, these seed cells, or metastases, do not vascularize or grow while the primary tumor is in place. However, after the primary tumor is removed, metastatic tumors often grow rapidly. This observation prompted Drs. Judah Folkman and Michael O'Reilly of Children's Hospital, Boston, to investigate whether the primary tumor produces proteins that inhibit angiogenesis. As a result of these efforts, Angiostatin and Endostatin were discovered at Children's Hospital.

  Angiogenesis in Blindness

     Angiogenesis within the eye, which is often a condition associated with diabetes and age-related macular degeneration, is a major cause of blindness. Both macular degeneration and diabetic retinopathy (a secondary effect of diabetes) involve the formation of new blood vessels that grow behind, or in front of, the retina, respectively. These newly formed blood vessels often hemorrhage or cause the detachment of the retina, which, in both cases, eventually leads to blindness. It is further estimated that approximately eight million people in the United States have diabetic retinopathy, and that twenty-five thousand of these cases result in blindness each year. Prevent Blindness America(R) estimates that approximately twelve million people in the United States suffer from macular degeneration, and that nearly 1.2 million of these people will develop vision impairment, of which two hundred thousand will develop blindness each year. Current treatments for diabetic retinopathy and, to a more limited extent, macular degeneration involve laser-based photocoagulation therapy, which often causes additional damage to the retina and surrounding cells.

  Angiogenesis and Other Disease Indications

     Angiogenesis also appears to play a role in a variety of other diseases, including psoriasis, endometriosis, rheumatoid arthritis and atherosclerosis. We believe that our antiangiogenic technologies may be applicable to these diseases. To date, however, we have not conducted clinical research using antiangiogenic therapy in diseases outside of cancer or macular degeneration.

STRATEGY

     We were founded in 1991 to create a link between scientists and institutions developing promising technologies and large companies that could provide the resources necessary to carry these technologies through clinical trials to the marketplace. Our business objective and strategy is to accelerate the development of our antiangiogenic product candidates and future technologies with clinical and commercial potential by:

      -- focusing our resources on the clinical development of our current core technologies;

      -- broadening our product and technology portfolio through internal discovery and sponsored research collaborations with academic institutions, federal agencies and private enterprises;

      --  developing marketing and sales capabilities; and

      -- leveraging our resources through strategic partnerships and collaborations with government agencies and others to minimize clinical trial and manufacturing costs and accelerate product commercialization.

OUR ANTIANGIOGENESIS PROGRAM

     We believe that certain drugs, genes or proteins that exhibit antiangiogenic effects may be used as treatments for diseases involving angiogenesis. In the case of cancer, we believe that our antiangiogenic product candidates may have significant advantages over traditional cancer therapies, including a reduced likelihood of resistance, fewer side effects and the ability to be administered in conjunction with other therapies. Currently, we are primarily focused on angiogenesis inhibition as a treatment for cancer, blindness and cardiovascular disease. We have the following product candidates in research, development and preclinical and clinical testing as set forth below.

                                                                                                COMMERCIALIZATION
PRODUCT CANDIDATE                                            DEVELOPMENT STATUS                      RIGHTS
-----------------                             ------------------------------------------------  -----------------
Endostatin..................................  US single agent Phase I to test                     EntreMed
                                              iv bolus administration commenced October 1999
                                              (Oncology)
                                              European Phase I to test subcutaneous injection
                                              and continuous infusion commenced September 2000
                                              (Oncology)
                                              US Phase II trials planned for 2Q 2001
                                              (Oncology)
Panzem (also known as 2ME2).................  US Phase I single agent commenced March 2000        EntreMed
                                              (Oncology)
                                              US Phase I combination study with Taxotere
                                              commenced September 2000 (Oncology)
                                              US Phase II commenced February 2001 (Oncology)
Angiostatin.................................  US single-agent Phase I trials commenced April      EntreMed
                                              2000 (Oncology)
                                              European Phase I single agent to test
                                              subcutaneous injection commenced December 2000
                                              (Oncology)
                                              US Phase I combination study with radiation
                                              therapy commenced July 2000 (Oncology)
FGF-2 Vaccines..............................  Preclinical                                         EntreMed
Thalidomide analogs.........................  Preclinical                                         EntreMed
Metastatin..................................  Discovery                                           EntreMed
Prostate Specific Antigen (PSA).............  Discovery                                           EntreMed
Tissue Factor Pathway Inhibitor (TFPI)......  Discovery                                           EntreMed
Panzem analogs..............................  Discovery                                           EntreMed
Thalidomide.................................  Phase II/III. FDA approval for Erythema Nodosum     Celgene
                                              Leprosum (ENL)

  Endostatin

     In 1996, Drs. Judah Folkman and Michael O'Reilly, researchers at Children's Hospital, Boston, isolated and identified Endostatin. In preclinical studies, Endostatin has been shown to reduce the size of primary rodent carcinomas, including mouse models of Lewis lung, melanoma and rat glioma, as well as human prostate, breast and colon cancer grown in immunodeficient mice. Additional preclinical studies demonstrated that mouse and human sequences of Endostatin inhibited the growth of metastatic tumors. We emphasize, however, that mouse versions of Endostatin are not the same as human versions of this protein.

     In November 1997, Drs. Folkman and O'Reilly published results showing that treatment with mouse Endostatin did not lead to acquired resistance in preclinical (mouse) models of lung cancer, fibrosarcoma and melanoma. These studies also showed that after six, four or two treatment cycles with mouse Endostatin in these models, respectively, no tumors recurred even when therapy was suspended. We believe that this distinction may make human Endostatin unique among conventional cancer drugs, which normally become less effective as drug resistance occurs with each treatment. By the end of 2000, over 160 published abstracts and peer reviewed articles had highlighted the antiangiogenic effects of Endostatin in various preclinical experiments and interim Phase I data, most of which were conducted by researchers independent of us.

     Our scientists have recently discovered that tropomyosin plays a role in the mechanism of action of Endostatin. Endostatin binds and interferes with tropomyosin, an endothelial cell motility protein. We believe that this discovery is a significant step in understanding Endostatin's full mechanism of action and its effects on the angiogenesis process.

     In April 1999, we presented data at the American Association for Cancer Research, or AACR, in which human Endostatin was seen to inhibit the metastases of early stage melanoma in mice by 90% and late stage melanoma by 70-90%. In July 1999, the FDA allowed our Investigational New Drug (IND) application for the human testing of recombinant human Endostatin, and shortly thereafter we began Phase I clinical trials in humans -- taking Endostatin from first publication to clinical trials in less than three years.

     Four separate Phase I trials of Endostatin are presently underway. In September 1999, the first patients received Endostatin at Dana-Farber/Partners CancerCare, the joint venture between Dana-Farber Cancer Institute, Brigham and Women's Hospital, Massachusetts General Hospital and Beth Israel Deaconess Medical Center. Two other Phase I studies are being performed in collaboration with the National Cancer Institute (NCI) at the University of Texas M.D. Anderson Medical Center and the University of Wisconsin Comprehensive Cancer Center. These Phase I studies, designed to test the drug's safety, are conducted by administering escalating doses of Endostatin to groups of patients who have failed conventional therapy and have advanced, progressive cancer.

     The first public presentation of data from Phase I studies was made at the NCI-European Organization for Research and Treatment of Cancer Annual Symposium in November 2000. The combined data from the first three studies have shown that Endostatin is very well tolerated by the patients. Interim data from these studies have also shown that levels of Endostatin in blood are predictable based on doses that are given, and that a single administration can still be measured longer than a day later in the bloodstream. Additional Phase I data have been submitted for presentation at this year's American Society of Clinical Oncology
(ASCO) meeting in May 2001.

     Preclinical (mouse) studies have shown that the continuous infusion of Endostatin greatly increases its effectiveness in mice. An additional Phase I clinical (human) study was announced in September 2000 to explore the safety of continuous infusion and subcutaneous (beneath the skin) injection of Endostatin in progressive cancer patients. This study is being performed at the Free University Academic Hospital in Amsterdam, the Netherlands. We plan to begin Phase II clinical trials of Endostatin in the second quarter of 2001.

     Our scientists initiated the production of recombinant human Endostatin using the Pichia pastoris yeast expression system, and developed a purification process. In order to meet the increasing requirements for clinical testing and trials of Endostatin, we have entered into an agreement with Chiron Corporation for manufacturing of recombinant human Endostatin under Good Manufacturing Practices, or GMP. Chiron continues to manufacture biologically active Endostatin in its 10,000-liter fermenters. Chiron's manufacturing efforts will augment those initially undertaken by Covance and help to ensure that a sufficient quantity of bulk Endostatin is produced in support of our Phase II clinical trials.

  Panzem

     Panzem is an orally active, small molecular weight inhibitor of angiogenesis that is also an antiproliferative agent. Dr. Robert D'Amato first recognized the antiangiogenic properties of Panzem (2ME2) while working in Dr. Judah Folkman's laboratory at Children's Hospital, Boston. We licensed this natural estrogen metabolite from Children's Hospital in January 1997 as part of our sponsored research agreement with them. By the end of 2000, over 157 published abstracts and peer reviewed articles had highlighted the antiangiogenic effects of Panzem in various preclinical experiments, most of which were conducted by researchers independent of us.

     In preclinical studies of Panzem, we and others have demonstrated its dual mechanism of action -- antiangiogenic by inhibiting endothelial cells and antiproliferative by directly killing cancer cells. The antiangiogenic activity of Panzem appears to prevent the growth of new blood vessels by inhibiting several stages of the angiogenic process. The antiproliferative activity of the drug has been extensively studied by our scientists and involves the induction of "apoptosis," or programmed cell death.

     Other preclinical studies have demonstrated that breast cancer cells are extremely sensitive to Panzem, even those cells that already have developed resistance to established drugs like Tamoxifen and Taxol. Panzem also has been shown to inhibit the growth of human breast tumor cells in animal models and to produce a sharp decrease in the blood vessel density associated with tumors while exhibiting minimal toxicity.

     We signed a collaborative agreement with the NCI for the preclinical and clinical development of Panzem in August 1997. We expanded this relationship in April 1999 when we signed a four-year Cooperative Research and Development Agreement with the NCI for collaborative studies in preclinical pharmacology and toxicology in anticipation of our clinical trials. Our scientists have invented a synthetic process to yield an ultrapure form of Panzem. A clinical-grade GMP form of that product, manufactured for us by Tetrionics, has completed preclinical safety studies without remarkable side effects.

     Two Phase I and two Phase II clinical trials of Panzem are presently underway. The Phase I studies are being conducted at Indiana University. The first study, begun in March 2000, is designed to assess the safety of Panzem as a single agent in patients with advanced breast cancer. Results from the single agent Phase I study in patients with advanced breast cancer have been submitted for presentation to ASCO's May 2001 meeting. The second study, begun in September 2000, is designed to assess the safety of Panzem combined with Taxotere, a cytotoxic, or cell-killing, chemotherapy agent. Both studies use a dose escalation method to determine safety. In February 2001, a Phase II clinical trial of Panzem enrolled its first patients at the Mayo Clinic to test the safety and efficacy of Panzem in patients with multiple myeloma that failed to respond to other therapies. An additional Phase II multi-center clinical trial of patients with prostate cancer recently commenced at Indiana University and the University of Wisconsin.

  Angiostatin

     In research we sponsored at Children's Hospital, Boston, Drs. Michael O'Reilly and Judah Folkman first identified a substance associated with primary tumors which appeared to prevent vascularization and the growth of metastatic tumors. Based upon this research and subsequent studies, we believe that primary tumors secrete an enzyme that cleaves the parent molecule, plasminogen, a known protein associated with blood clotting, into a smaller, previously undiscovered protein that keeps other metastatic tumors from developing elsewhere in the body. The Children's Hospital team isolated and identified this protein in

1995, which they named Angiostatin. By the end of 2000, over 208 published abstracts and peer reviewed articles had highlighted the antiangiogenic effects of Angiostatin in various preclinical experiments, most of which were conducted by researchers independent of us.

     In preclinical studies, mouse Angiostatin inhibited the growth of human breast cancer by 95%, colon cancer by 97%, and prostate cancer by almost 100% in immunodeficient mice. We believe that Angiostatin regressed cancerous tumors in mice to a dormant state through the inhibition of angiogenesis. In other preclinical studies, mice with melanoma were treated with recombinant human Angiostatin produced from the yeast, Pichia pastoris, for a total of eleven days and then examined for metastases in the lungs. In these experiments, the number of lung metastases decreased by 60-80% in the mice. In addition, we conducted subacute (28-day) safety studies in monkeys using doses of recombinant human Angiostatin that were multiples of anticipated human doses, with no adverse effects observed. Covance has manufactured GMP recombinant human Angiostatin protein using the Pichia pastoris yeast expression system and purification process that we developed. Covance has completed scale-up production of Angiostatin and manufactured a sufficient quantity for our Phase I clinical studies.

     Three separate Phase I studies of Angiostatin are presently underway. The first Phase I clinical trial to assess the safety of Angiostatin as a single agent began at the Thomas Jefferson University Hospital in Philadelphia, Pennsylvania in April 2000. Data from our single agent Phase I trial have been submitted for presentation at ASCO's May 2001 meeting. Preclinical (animal) studies with Angiostatin in combination with radiation have shown a greater effect on tumor growth in mice than either Angiostatin or radiation alone. A second Phase I study, also at the Thomas Jefferson University Hospital, began in July 2000 to assess the safety of simultaneous administration of Angiostatin and radiotherapy in cancer patients. The latest Phase I trial commenced in December 2000 at the University Medical Center at Utrecht, the Netherlands, to assess the safety of administering Angiostatin by subcutaneous (under the skin) injection. As with the Phase I clinical trials of Endostatin, the Phase I trials of Angiostatin use a dose escalation method to determine safety.

     Further Phase I and Phase II studies will be based upon pharmacologic and biologic data obtained in the initial Phase I studies. They will include new formulations, dose scheduling, routes of administration and combination studies with currently used chemotherapeutic agents and radiotherapy.

     Combination studies using Endostatin and Angiostatin in mice. In addition to the stand-alone preclinical results of Endostatin and Angiostatin, researchers from Children's Hospital and elsewhere have presented data from other studies that show potentially synergistic effects when mouse Endostatin and mouse Angiostatin are combined to treat tumors. The results of these studies demonstrated the complete eradication of lung tumors in mice, and the tumors did not recur several months after treatment stopped. Furthermore, preclinical studies have shown that combinations of Endostatin or Angiostatin with conventional chemotherapy and/or radiation produce greater effects. We believe that there may be benefits in using these two proteins in combination with each other or in combination with conventional chemotherapy and radiation.

     Gene expression of Endostatin and Angiostatin. Several investigators have reported that the genes that code Endostatin and Angiostatin, when introduced into mice, effectively produce sufficient quantities of these antiangiogenic proteins to decrease tumor growth. We have entered into a research collaboration with Cell Genesys, Inc. to evaluate gene transfer viral vectors and are continuing to evaluate the best strategies for a gene therapy using our antiangiogenic proteins. Further, we have established collaborative preclinical studies with our subsidiary, TheraMed, to demonstrate the feasability of using flow-electroporation to introduce the Endostatin gene into white blood cells that are then given back to animals to produce circulating Endostatin and potentially affect tumor growth.

  Thalidomide

     Thalidomide originally was introduced in the 1950s as a sedative and became the third largest prescription drug in Europe. Although the drug never was approved for use in the United States, it was widely used in other countries until it was found to cause birth defects in children born to expectant mothers who took thalidomide for morning sickness. This discovery resulted in the withdrawal of thalidomide as a drug in the early 1960s. Dr. Robert D'Amato at Children's Hospital later reasoned that thalidomide caused these birth defects by blocking the growth of new blood vessels in human embryos. Drs. D'Amato and Folkman further hypothesized that thalidomide could be safely used to block angiogenesis in adults and potentially to improve the treatment of cancer and blindness.

     In April 1996, in collaboration with the NCI, we initiated Phase II clinical trials of thalidomide in patients with primary brain tumors, breast cancer, prostate cancer, and Kaposi's sarcoma, and shortly thereafter, initiated Phase II trials of thalidomide in patients with blindness due to macular degeneration.

     In July 1998, Celgene received approval from the FDA for the use of thalidomide in erythema nodosum leprosum, an inflammatory skin condition in leprosy patients. Later that year, we signed a collaborative sublicensing agreement for thalidomide with Celgene. Under the terms of that agreement, Celgene acquired exclusive worldwide rights to our patents and technology for thalidomide, as well as to the orphan drug designations we had already received for its use in primary brain cancer and Kaposi's sarcoma. In exchange for those rights, Celgene is required to pay us a royalty on all sales of thalidomide (THALOMID(R)), regardless of indication, and also has assumed responsibility for all clinical trials of thalidomide. We recognized net royalty revenues from Celgene's sales of THALOMID(R) of approximately $3,151,000 through September 30, 2000. We are negotiating a possible assignment of some or all of our rights to receive future THALOMID(R) royalties. We cannot predict whether our efforts will be successful.

     Ongoing clinical trials of thalidomide are further investigating its effect on a variety of cancers (brain cancer, multiple myeloma, prostate cancer, breast cancer, non-small cell lung cancer, head and neck cancer) and chronic inflammatory diseases such as Crohn's Disease. In May 2000, Celgene reported clinical trial results for THALOMID(R) at the ASCO annual meeting. These results supported the potential use of THALOMID(R) in the treatment of multiple myeloma and other cancers.

     Since 1993, we have also had an aggressive research program to test a wide variety of thalidomide analogs (molecular cousins of thalidomide). Our work related to thalidomide analogs is not covered by our agreement with Celgene, and we are independently developing such analogs as therapeutic agents. In August 2000, patents issued to us covering the use of several thalidomide analogs, including amino-thalidomide derivatives and EM-138, for the treatment of cancer, blindness and chronic inflammatory disorders such as Crohn's disease. We are conducting preclinical studies examining the efficacy of these analogs in a variety of angiogenesis-mediated diseases, and anticipate future clinical trials.

  Preclinical and Discovery Program

     We continue to develop a leading role in the field of angiogenesis research. Our scientists are exploring the complex events associated with angiogenesis at both the cellular and molecular levels. This research, as well as research performed through our collaborations with investigators at prestigious institutions, has resulted in the identification of a number of new molecules that are currently under evaluation as potential product candidates. These include small molecular weight inhibitors of angiogenesis such as analogs of thalidomide and Panzem. In addition, other proteins such as Metastatin and PSA have demonstrated potent antiangiogenic activity. Our scientists also are working with Tissue Factor Pathway Inhibitor, or TFPI, a natural inhibitor of clotting that also has antitumor activity. We have identified a mechanism underlying these effects and will seek additional compounds with similar activity. Research efforts with vaccines directed against peptides of angiogenic growth factor FGF-2 also have shown inhibition of metastatic disease in animal models. Other research initiatives include the development of a novel malaria vaccine that is presently in preclinical development (in our role as a subcontractor for a federal malaria vaccine initiative) and the cell permeation technology for blood cell delivery of therapeutic agents under development by our subsidiary, TheraMed, Inc.

COLLABORATIVE RELATIONSHIPS

     A key strength of our business strategy is the ongoing relationships we have developed with, among others, the following institutions, agencies, and corporations:

  Children's Hospital, Boston

     Through our sponsored research agreement with Children's Hospital, Boston, an affiliate of Harvard Medical School, we have sustained a strong, valuable scientific collaboration with Dr. Judah Folkman, a pioneer in the field of angiogenesis. Under the sponsored research agreement with Children's Hospital, we have an option to obtain a license under patents covering sponsored projects being developed in Dr. Folkman's laboratory. Through our licensing agreements with Children's Hospital, we obtained exclusive worldwide rights to novel angiogenesis inhibitors, including Endostatin, Panzem, Angiostatin and thalidomide. The sponsored research agreement was extended for an additional year until September 2002. Any license obtained under the sponsored research agreement survives after the sponsored research agreement ends.

     In October 1999, we entered into a three-year sponsored research agreement with Dr. Robert D'Amato of Children's Hospital. Dr. D'Amato will continue research on thalidomide analogs, Panzem analogs and new compounds that may have antiangiogenic activity.

     In January 2000, we extended the scope of our relationship with Children's Hospital by entering into a two-year sponsored research collaboration with Dr. Karen Moulton, also of Dr. Folkman's Surgical Research Laboratory. Dr. Moulton will study the relationship between angiogenesis inhibitors, such as Endostatin, and the reduction of coronary artery plaques. Based on Dr. Moulton's early work in this area, it is hypothesized that coronary artery plaques may also be angiogenesis-dependent. When ruptured, these plaques can trigger heart attack, stroke or hemorrhage. We believe that our antiangiogenic product candidates may play an important role in the future treatment and prevention of heart disease, in addition to their effects in treating cancer.

  National Cancer Institute

     We also have a relationship with the National Cancer Institute (NCI) of the National Institutes of Health, or NIH. In 1997, the NCI signed a collaborative research and development agreement (CRADA) with us to assist us with clinical trials of thalidomide. This agreement was transferred to Celgene Corporation along with four Phase II clinical trials. Subsequently, the NCI signed additional agreements with us for the collaborative preclinical and clinical development of Endostatin and Panzem, and a letter of intent for the development of Angiostatin.

  Celgene Corporation

     We licensed our rights to thalidomide as an angiogenesis inhibitor to Celgene, along with four Phase II clinical trials underway at the NCI and two orphan drug designations (primary brain cancer and Kaposi's sarcoma). Effective as of the date of that transaction, December 10, 1998, we began receiving royalty payments from Celgene on all worldwide sales of thalidomide, regardless of indication. Thalidomide is currently marketed by Celgene under the trade name THALOMID(R) for the treatment of erythema nodosum leprosum (ENL) and is being studied in a broad range of cancers in Phase II and III trials.

CONTRACT MANUFACTURING

     Three United States contract manufacturers supply all of our product candidates for use in clinical trials. We expect to continue to outsource manufacturing in the near term. We believe our current suppliers will be able to manufacture our needs for our current clinical trials and for Phase II Endostatin trials in sufficient quantities and on a timely basis, while maintaining product quality. We seek to maintain quality control over manufacturing through ongoing inspections, rigorous review, control over documented operating procedures and thorough analytical testing by our own and outside laboratories. We believe that our current strategy of outsourcing manufacturing is cost-effective since we avoid the high fixed costs of plant, equipment and large manufacturing staffs and conserve our resources.

  Covance Biotechnology Services, Inc.

     In November 1998 and March 1999, we entered into manufacturing agreements with Covance under which Covance assumed responsibility for the scale-up production of recombinant human Endostatin and Angiostatin under GMP conditions and the maximization of product yields necessary to begin clinical trials and testing.

  Chiron Corporation

     We completed negotiations with Chiron Corporation for technology transfer, scale-up and contract manufacture of GMP recombinant human Endostatin in 2000. These efforts produced significant quantities of biologically active Endostatin for use in our clinical trials. The manufacturing services agreement between EntreMed and Chiron was amended to launch a production campaign in the first quarter of 2001. Materials to be produced during this period will be used in future clinical trials. Chiron's manufacturing efforts will significantly augment those initially undertaken by Covance and will help to ensure that a sufficient quantity of Endostatin is available for our expanding clinical trials.

  Tetrionics, Inc.

     Tetrionics, Inc. currently manufactures Panzem for us under GMP. This compound was encapsulated for oral use at the University of Iowa.

MARKETING AND SALES

     We continue to explore opportunities for corporate alliances and partners to help us develop, commercialize and market our product candidates, although we are prepared to pursue, develop and commercialize each product candidate independently, if necessary. Our strategy is to enter into collaborative arrangements with pharmaceutical and other companies for the development, manufacturing, marketing and sales of our products that will require broad marketing capabilities. These collaborators are generally expected to be responsible for funding or reimbursing all or a portion of the development costs, including the costs of clinical testing necessary to obtain regulatory clearances and for commercial scale manufacturing, in exchange for exclusive or semi-exclusive rights to market specific products in particular geographic territories. We licensed our rights for the development and commercialization of thalidomide to Celgene in December 1998.

     We presently have an exclusive license to Endostatin, Panzem, Angiostatin and thalidomide analogs. Additionally, we have entered into an agreement with the NCI for the preclinical and clinical development of Endostatin and Panzem, and a letter of intent for the development of Angiostatin. This agreement provides useful support for these programs while preserving our opportunities for commercialization, either alone or with a corporate partner. We may, in the future, consider manufacturing or marketing certain products directly and co-promoting certain products if we believe it is appropriate under the circumstances.

OTHER TECHNOLOGIES

     In addition to our core antiangiogenic technologies, we are developing blood cell permeation technology to add drugs and genes to blood cells. We also are conducting research into an antimalaria vaccine.

  Cell Permeation Technology

     We formed a subsidiary, TheraMed, Inc., to pursue the research, development and commercialization of our blood cell permeation technology. This technology allows us to deliver drugs, genes or other therapeutic agents that otherwise would not readily permeate the cell membrane into blood cells while retaining the blood cell's natural functions. As of February 1, 2001 TheraMed had 12 employees.

     Human blood is made up of cellular components and plasma. The cellular components are red blood cells, white blood cells and platelets. Red blood cells transport oxygen to the body's tissues and organs. White blood cells are a heterogeneous group and include cells that support the immune function by migrating to sites of infection and cancer and propagating into mature cell lines. The platelets, with specialized markers on their membranes, are attracted to sites of hemorrhage, infection, inflammation and metastasis, where they participate in complex biological functions.

     The oxygen transport function is principally carried out by hemoglobin in the red blood cells. Hemoglobin is a protein-iron based molecule that carries oxygen from the lungs to the tissues. The body's tissues require oxygen in order to function properly, and several diseases such as heart attacks, strokes, infections and peripheral vascular disease are a direct result of inadequate oxygen supply to the tissues. In human blood, each hemoglobin molecule carries four molecules of oxygen. However, when oxygenated blood reaches the tissues, hemoglobin typically releases only one of these four molecules of oxygen. Extensive evidence indicates that a naturally occurring plant chemical called inositol hexaphosphate, or IHP, enhances the oxygen releasing capabilities of human hemoglobin by allowing the release to oxygen-starved peripheral tissue of two to three oxygen molecules instead of only one. In this way, the efficiency of hemoglobin could be increased and diseased tissues that result from oxygen depletion could receive additional oxygen therapeutically.

     IHP cannot be administered as a drug since it cannot get into red blood cells and bind to hemoglobin by itself. Previous techniques to introduce IHP into red blood cells have resulted in damage to the cells. However, using TheraMed's cell permeation technology, the red blood cell membrane can be made permeable to IHP, allowing IHP to bind with hemoglobin and potentially enhance red blood cells' oxygen delivery to tissues.

     TheraMed has designed a series of prototype instruments capable of inserting drugs into blood cells without damaging the cells. The original concept was licensed from investigators at the Centers for Blood Research Laboratories, or CBRL, at Harvard University. The problem of the impermeable red blood cell membrane is overcome by passing an electric charge across the red blood cell membrane, rendering the membrane permeable to IHP using TheraMed's flow electroporation technology. IHP then passes through the membrane and combines with hemoglobin. The IHP-treated blood could then be infused into the patient. Published studies show that IHP-treated red blood cells have a biological life span equivalent to that shown by normal cells. No apparent toxicity has been demonstrated with IHP-treated red blood cells in animals. TheraMed anticipates testing the enhanced red blood cells in Phase I trials in the second half of 2001.

     Perhaps an even more valuable use of TheraMed's cell permeation technology is the possible insertion of drugs into platelets, or genes into white blood cells, including stem cells, for targeted drug delivery. Platelets migrate to sites of internal bleeding, neoplasia and inflammation. TheraMed is seeking to use this natural function to deliver compounds such as a thrombolytic, antiproliferative, or pharmaceutical, at levels that are therapeutically beneficial while minimizing toxicity. The function of white blood cells as a group is to protect against systemic disease by recruiting and producing cytokines and therapeutic proteins. TheraMed is inserting genes into white blood cells to produce a protein or enzyme on a sustained basis. For example, TheraMed is pursuing gene-based therapies in order to produce Endostatin and Angiostatin through sustained release from white blood cells or stem cells.

  Malaria Vaccine

     We have been developing a vaccine against the Erythrocyte Binding Antigen 175 (EBA175), a protein that is expressed by the malaria parasite to enable its invasion of the red blood cell. Dr. Kim Lee Sim, our Vice President for Preclinical Research and Development, first discovered EBA175 and its role in malaria infection while working at the NIH. In 1998, we obtained an exclusive, worldwide license for this technology from the NIH. We receive financial support for development of this vaccine through the SBIR grant program, which provides most of the funding for this program. At present, a naked DNA vaccine and a protein boost vaccine are being tested in monkeys in Peru and Panama in collaboration with the United States Navy. In November 2000, we were selected as a subcontractor to assist with a federal government contract to develop promising candidates for a malaria vaccine. We will use our expertise in the recombinant production of malaria vaccine candidates to attempt to develop malaria vaccine candidates for possible future use in human clinical trials.

PATENTS, LICENSES AND PROPRIETARY RIGHTS

     Our success will depend in part on our ability to obtain patent protection for our products, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies, in general, is highly uncertain and involves complex legal and factual questions.

     To date, we own or have licensed on an exclusive basis a total of 62 patent applications and issued patents in the United States for our product candidates of which we own 20 and we license on an exclusive basis 42. We have a total of 159 patent applications pending in the United States and other countries.

     We have exclusively licensed from Children's Hospital, Boston, 7 pending United States patent applications and two issued patents covering Endostatin, fragments of Endostatin, nucleic acid coding for Endostatin, the use of Endostatin as a therapeutic agent, and methods of detecting Endostatin. The patent applications also cover the combination of Endostatin and other chemotherapeutic agents, such as Angiostatin, as a therapeutic composition. We have a pending Patent Cooperation Treaty (PCT) patent application directed to the production of Endostatin, which can be the basis for a United States patent application.

     We have licensed exclusively from Children's Hospital, Boston, 3 pending United States patent applications and 5 issued patents covering Angiostatin, nucleic acid coding for Angiostatin, the use of Angiostatin as a therapeutic agent and methods of detecting Angiostatin. We are also aware of certain additional patents that may be required to make, use or sell our Angiostatin product candidate. We are pursuing licenses to these patents from Children's Hospital but cannot guarantee that such licenses can be successfully obtained. We also have two United States patent applications directed to peptides and proteins that bind specifically to Angiostatin. We have a pending PCT patent application directed to the production of Angiostatin, which can be the basis for a United States patent application.

     In addition, we have exclusively licensed technology from Children's Hospital, Boston, which covers the use of steroid-derived small molecular weight compounds such as Panzem that are antimitotic agents and antiangiogenic compounds. There are 3 pending United States patent applications and three issued United States patents covering this technology. There is also a pending United States patent application directed to use of estrogen related compounds to inhibit fungal growth.

     We also have an exclusive, worldwide license from Children's Hospital, Boston, which includes eight pending United States patent applications and three issued patents covering the thalidomide molecule and thalidomide analogs as antiangiogenic agents for the treatment of a wide variety of diseases that are caused by abnormal angiogenesis. These patent applications also include composition of matter coverage for certain thalidomide analogs. Composition of matter patent protection is not available for the molecule thalidomide. We are aware of several other issued patents covering certain non-antiangiogenic uses of thalidomide. Although we believe that the claims in such patents will not interfere with our proposed uses of thalidomide, there can be no assurance that the holders of such patents will not be able to exclude us from using thalidomide for other non-antiangiogenic uses of thalidomide. We have entered into a license agreement with Celgene under which we licensed to Celgene the use of thalidomide for treatment of antiangiogenic-mediated diseases.

     Our subsidiary, TheraMed, has five United States patent applications pending and three issued patents covering cell permeation technology. One of these patents has been licensed from the CBRL. These patent applications and patents cover the overall electroporation device, the electroporation chamber in the device and the treatment of a wide variety of diseases using cells that have been treated in the electroporation device.

     Patent applications corresponding to many of the above-described United States patent applications have been filed in Europe, Japan, Canada and other selected countries.

     We have registered the trademark ENTREMED in the U.S. Patent and Trademark Office and have applied for registration of the mark in selected foreign countries. We have filed for registration of the marks VASCULOSTATIN, THE ANGIOGENESIS COMPANY, WE'RE NOT MAKING BETTER BLOOD, WE'RE MAKING BLOOD BETTER, ENTREVEST, METASTATIN, METHOXOL, APOTONIN, APOTOPIN, SPECIREX, PANZEM, VAREXI and MERISIS in the U.S. Patent and Trademark Office.

GOVERNMENT REGULATION

     Our development, manufacture, and potential sale of therapeutics are subject to extensive regulation by United States and foreign governmental authorities.

  Regulation of Pharmaceutical Products

     Our product candidates currently being developed may be regulated by the FDA as drugs or biologics or, in some cases, as medical devices. New drugs and medical devices are subject to regulation under the Federal Food, Drug, and Cosmetic Act, and biologics, in addition to being subject to certain provisions of that Act, are regulated under the Public Health Service Act. We believe that drug products developed by us or our collaborators will be regulated either as biologics or as new drugs. Both statutes and the regulations promulgated thereunder govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and other promotional practices involving biologics or new drugs, as the case may be. FDA approval or other clearances must be obtained before clinical testing, and before manufacturing and marketing of biologics, drugs and devices.

     Obtaining FDA approval has historically been a costly and time-consuming process. Generally, in order to gain FDA premarket approval, a developer first must conduct preclinical studies in the laboratory and in animal model systems to gain preliminary information on an agent's effectiveness and to identify any safety problems. The results of these studies are submitted as a part of an investigational new drug application, or IND, for a drug or biologic or an investigational device exemption, or IDE, for a device, which the FDA must review before human clinical trials of an investigational drug or device can start. The IND or IDE includes a detailed description of the clinical investigations to be undertaken.

     In order to commercialize any products, we or our collaborators must sponsor and file an IND (or, if applicable, IDE) and be responsible for initiating and overseeing the clinical studies to demonstrate the safety, effectiveness, and potency that are necessary to obtain FDA approval of any such products. For INDs or IDEs sponsored by us or our collaborators, we or our collaborators will be required to select qualified investigators (usually physicians within medical institutions) to supervise the administration of the products, and ensure that the investigations are conducted and monitored in accordance with FDA regulations, including the general investigational plan and protocols contained in the IND or IDE. Clinical trials of drugs or biologics are normally done in three phases, although the phases may overlap. Phase I trials are concerned primarily with the safety and preliminary effectiveness of the drug, involve fewer than 100 subjects, and may take from six months to over one year to complete. Phase II trials normally involve a few hundred patients and are designed primarily to demonstrate effectiveness in treating or diagnosing the disease or condition for which the drug is intended, although short-term side effects and risks in people whose health is impaired may also be examined. Phase III trials are expanded clinical trials with larger numbers of patients which are intended to evaluate the overall benefit-risk relationship of the drug and to gather additional information for proper dosage and labeling of the drug. Clinical trials generally take two to five years to complete, but may take longer. The FDA receives reports on the progress of each phase of clinical testing, and it may require the modification, suspension, or termination of clinical trials if it concludes that an unwarranted risk is presented to patients, or, in Phase II and III, if it concludes that the study protocols are deficient in design to meet their stated objectives.

     If clinical trials of a new product are completed successfully, the sponsor of the product may seek FDA marketing approval. If the product is regulated as a biologic, the FDA will require the submission and approval of a Biologics License Application (BLA) before commercial marketing of the biologic. If the product is classified as a new drug, an applicant must file a New Drug Application (NDA) with the FDA and receive approval before commercial marketing of the drug. If the product is classified as a medical device and it is not substantially equivalent to a device already on the market, a premarket approval application (PMA) must be submitted before marketing. The NDA, BLA or PMA must include detailed information about the product and its manufacture and the results of product development, preclinical studies and clinical trials. The testing and approval processes require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. NDAs, BLAs and PMAs submitted to the FDA can take up to two to five years to receive approval. If questions arise during the FDA review process, approval can take more than five years. Notwithstanding the submission of relevant data, the FDA may ultimately decide that the NDA, BLA or PMA does not satisfy its regulatory criteria for approval and deny approval or require additional clinical studies. In addition, the FDA may condition marketing approval on the conduct of specific post-marketing studies to further evaluate safety and effectiveness. Even if FDA regulatory clearances are obtained, a marketed product is subject to continual regulatory requirements and review relating to GMPs, adverse event reporting, promotion and advertising, and other matters, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

     Thalidomide is regulated by the FDA's Center for Drug Evaluation and Research. Although only recently approved for sale in the United States for limited indications, thalidomide has been used as an investigational agent to treat thousands of patients for leprosy and other diseases. Pursuant to our agreement with Celgene discussed above, all future clinical trials with thalidomide will be the responsibility of Celgene.

     Analogs of thalidomide and Panzem may be regulated as new chemical entities by the FDA's Center for Drug Evaluation and Research. Generally, as new chemical entities are discovered, formal IND-directed toxicology studies will be required prior to human testing. The remainder of the developmental and regulatory requirements will be similar to that of any new drug.

     Angiostatin and Endostatin, each a naturally occurring substance, are considered biologics and will be regulated by the FDA's Center for Biologics Evaluation and Research. As genetically engineered and endogenous proteins, Angiostatin and Endostatin will face unique and specific regulation hurdles, such as those related to the manufacture of the products and the behavior of the products in the body. The regulatory requirements for recombinant proteins have been developed for other endogenous molecules and Angiostatin and Endostatin are expected to follow these established guidelines. Successful preclinical studies and Phase I, II and III clinical trials will be necessary to form the basis for a BLA. We have assumed primary responsibility, in collaboration with the NCI, for conducting these studies and trials.

     The cell permeation technology, and specifically IHP-treated red blood cells, will be regulated by the FDA's Center for Biologics Evaluation and Research. In 1997, the FDA responded to a letter from us requesting a product jurisdiction determination, designating the Center for Biologics Evaluation and Research as the agency with primary jurisdiction for the premarket review and regulation of the product. The product will be reviewed as a medical device under the Premarket Application (PMA) provisions of the Federal Food, Drug and Cosmetic Act. Historically, the Office of Blood Research and Review in the Center for Biologics Evaluation and Research has had the most expertise and experience in regulating blood apheresis equipment and disposables associated with the processing of human blood. Further development for TheraMed's products is expected to follow a similar path to that of any therapeutic biologic, with successful completion of Phase I, Phase II and Phase III trials required to precede the filing of a PMA. The collection of blood from patients, the handling of blood cells and the reinfusion of cells is required to be done in compliance with procedures used for blood component collection. That regulation is designed to protect both donors and recipients of blood products and involves significant record-keeping and other burdens.

  Regulation of Devices

     Any additional device products which we may develop are likely to be regulated by the FDA as medical devices rather than drugs. In addition, the device used to insert drugs and genes in blood cells will be regulated as a medical device. The nature of the FDA requirements applicable to such products depends on their classification by the FDA. A device developed by us would be automatically classified as a Class III device, requiring premarket approval, unless the device was substantially equivalent to an existing device that has been classified in Class I or Class II or to a pre-1976 device that has not yet been classified or we could convince the FDA to reclassify the device as Class I or Class II. If we were unable to demonstrate such substantial equivalence and unable to obtain reclassification, we would be required to undertake the costly and time-consuming process, comparable to that for new drugs, of conducting preclinical studies, obtaining an IDE to conduct clinical tests, filing a PMA, and obtaining FDA approval.

     If the device were a Class I product, the "general controls" of the Federal Food, Drug, and Cosmetic Act, chiefly adulteration, misbranding, and GMP requirements, would nevertheless apply. If substantial equivalence to a Class II device could be shown, the general controls plus "special controls" such as performance standards, guidelines for safety and effectiveness, and post-market surveillance would apply. While demonstrating substantial equivalence to a Class I or Class II product is not as costly or time-consuming as the premarket approval process for Class III devices, it can in some cases also involve conducting clinical tests to demonstrate that any differences between the new device and devices already on the market do not affect safety or effectiveness. If substantial equivalence to a pre-1976 device that has not yet been classified has been shown, it is possible that the FDA would subsequently classify the device as a Class III device and call for the filing of premarket approval applications at that time. If the FDA took that step, then filing an application acceptable to the FDA would be a prerequisite to remaining on the market.

     It is likely that the review process for additional devices that we may develop will occur in the Center for Biologics Evaluation and Research. It is possible, however, that the Center would consult with relevant officials in the FDA's Center for Devices and Radiological Health and Center for Drug Evaluation and Research. Such a consultation might further delay approval of the device and thus of this technology.

  Other

     In addition to the foregoing, our business is and will be subject to regulation under various state and federal environmental laws, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substance Control Act. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in and wastes generated by our operations. We cannot predict whether new regulatory restrictions on the marketing of biotechnology products will be imposed by state or federal regulators and agencies.

COMPETITION

     Competition in the pharmaceutical, biotechnology and biopharmaceutical industries is intense and based significantly on scientific and technological factors, the availability of patent and other protection for technology and products, the ability and length of time required to obtain governmental approval for testing, manufacturing and marketing and the ability to commercialize products in a timely fashion. Moreover, the biopharmaceutical industry is characterized by rapidly evolving technology that could result in the technological obsolescence of any products that we develop. We compete with many specialized biopharmaceutical firms, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area, and many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants.

     Our competition will be determined in part by the potential indications for which our compounds may be developed and ultimately approved by regulatory authorities. We may rely on third parties to commercialize our products, and accordingly, the success of these products will depend in significant part on these third parties' efforts and ability to compete in these markets. The success of any collaboration will depend in part upon our collaborative partners' own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and marketed by our collaborative partners and our competitors.

     Many other companies and research institutions are investigating the role of angiogenesis generally and specifically as it may be useful in developing therapeutics to treat various diseases associated with abnormal blood vessel growth. In studies available to date, these angiogenic inhibitors have shown varying effectiveness in inhibiting angiogenesis and differing degrees of bioavailability and toxicity. Significant further preclinical and clinical development of these products is needed prior to an assessment of the more significant competitive product candidates in the antiangiogenic disease indications targeted by us.

     We are aware of other companies developing thalidomide and certain of its chemical analogs for various disease indications, including our collaborative partner, Celgene, for the treatment of ENL, AIDS-related cachexia (or wasting) and mouth ulcers. Celgene has received approval from the FDA for the use of thalidomide in ENL. In 1997, two patents licensed to us were issued to Children's Hospital by the United States Patent and Trademark Office covering the use of thalidomide to treat angiogenic-mediated diseases including cancer, macular degeneration and rheumatoid arthritis. These patents have, in turn, been sublicensed by us to Celgene. Although we believe that these patent rights would preclude any company other than Celgene from marketing thalidomide for antiangiogenic indications, there can be no assurance that any patent will issue or afford meaningful protection. If a competitor of Celgene or us receives approval to market thalidomide for a particular disease indication, "off-label" use of thalidomide could adversely affect our business and operations. Although the FDA does not permit a manufacturer or distributor to market or promote an approved drug for an unapproved off-label use or dosage level, under its "practice of medicine" policy, the FDA generally does not prohibit a physician from prescribing an approved drug product for an unapproved use or dosage. In addition, pharmaceutical companies may provide certain information concerning off-label uses of their drug in compliance with statutory provisions or as permitted by court orders in a pending court challenge to the FDA's authority to regulate the dissemination of such information.

     Although one of our focuses is on blood cell permeation research, a number of companies utilize or are developing cell permeation or drug delivery technologies and competition for the development of gene and drug delivery products is intense. We also anticipate that IHP-treated blood will compete for use in blood transfusions with readily available products, including whole human blood or packed red blood cells, and products under development, such as blood substitutes or allosteric effectors of hemoglobin function.

     Many of our existing or potential competitors have substantially greater financial, technical and human resources than us and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience in preclinical testing and human clinical trials and in obtaining regulatory approvals. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products which we may develop.

EMPLOYEES

     As of February 1, 2001, we had 99 full-time employees, of which 69 were employed in research and development positions and 30 were employed in general and administrative positions. In addition, our subsidiary, TheraMed, had 12 full-time employees. We intend to hire additional personnel in addition to utilizing part-time or temporary consultants on an as-needed basis. None of our employees is represented by a labor union and we believe our relations with our employees are satisfactory.

PROPERTIES

     We currently lease approximately 46,000 square feet of space (approximately 32,000 square feet of which is laboratory space) in Rockville, Maryland. The lease expires in October 2008. We believe that our existing facilities will be adequate to accommodate the implementation of our current business plan.

LEGAL PROCEEDINGS

     We are a defendant in a lawsuit initiated in August 1995 in the United States District Court for the Eastern District of Tennessee by Bolling, McCool & Twist, or BMT, a consulting firm. In the suit, BMT asserts that we breached an agreement between BMT and us by failing to pay BMT certain fees it asserts are owed under the agreement. More specifically, BMT has asserted a claim for the payment of services rendered in the approximate amount of $50,000 and seeks a success fee in an unspecified amount in connection with the Bristol-Myers Squibb Company Collaboration (BMS Collaboration). The judge in the case bifurcated the proceeding into two phases: an adjudication of whether we breached our agreement with BMT and then a damage phase. After a trial on the merits, the jury found in favor of BMT on the breach of contract claim. A trial to determine damages had been scheduled for April 14, 1998. However, on April 6, 1998, the court issued an Order pursuant to which damages were limited to those arising during the term of the Agreement, which terminated on November 1, 1995. On May 6, 1999, the court confirmed its decision by granting our motion for summary judgment and limiting our damages to approximately $50,000 plus interest. Thus, this litigation at the trial level has been concluded. BMT has filed an appeal and we have cross-appealed. We cannot predict the outcome of such appeal. However, we intend to continue to contest any further action vigorously and believe that this proceeding will not have a material adverse effect on us or on our financial condition, although there can be no assurance that this will be the case.

     We are a defendant and a counterclaimant in a lawsuit initiated in May 2000 in the United States District Court for the District of Massachusetts by Abbott Laboratories. In the suit, Abbott requests, among other things, that the court substitute Dr. Donald Davidson as inventor on Children's Hospital U.S. Patent No. 4,854,221 which covers use of the Kringle 5 region of the plasminogen molecule as an anti-angiogenic agent and seeks a declaratory judgement from the court to invalidate any agreement between Children's Hospital and EntreMed regarding this patent. Abbott also filed a claim for misappropriation of trade secrets related to the Kringle 5 molecule seeking actual and punitive damages from the defendants. On July 18, 2000, we filed counterclaims against Abbott Laboratories including tortious interference with contract and a declaratory judgement that Abbott's patent covering Kringle 5 is invalid and that Children's Hospital patent covering Kringle 5 is valid. Although we do not currently believe that the Abbott lawsuit will have a material impact on the operations of the company, and we intend to vigorously contest the allegations raised in the lawsuit, there is a risk that Children's Hospital patent or any agreement with Children's Hospital with respect to the use of the patent could be invalidated or found not to exist. The Abbott lawsuit is not directed to, nor does the suit affect, our Angiostatin product candidate, Kringles 1-3 of the plasminogen molecule, that is currently in Phase I clinical trials.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and positions of our executive officers and directors as of February 1, 2001:

                 NAME                   AGE                   POSITION
                 ----                   ---                   --------
John W. Holaday, Ph.D.................  55     Chairman of the Board, President,
                                               Chief Executive Officer and Director
Edward R. Gubish, Ph.D................  52     Executive Vice President, Research and
                                               Development
Joanna C. Horobin, M.D................  46     Executive Vice President of Commercial
                                               Development
Thomas P. Russo.......................  50     Chief Financial Officer
Donald S. Brooks......................  64     Vice President, Legal Affairs and
                                               Director
Lee F. Meier..........................  54     Director
Mark C.M. Randall.....................  38     Director
Wendell M. Starke.....................  58     Vice Chairman and Director
Jerry Finkelstein.....................  83     Director
Peter Knight..........................  50     Director

     John W. Holaday, Ph.D. is our co-founder and has served as our President and Chief Executive Officer and one of our directors since August 1992 and our Chairman of the Board since November 1995. Prior thereto, from May 1989 to August 1992, he was a co-founder of Medicis Pharmaceutical Corp. where he served as Scientific Director, Senior Vice President for Research and Development and director. Dr. Holaday also serves as a director for CytImmune Sciences, Inc., a privately held research diagnostics company, MedDigital, Inc., a Georgia based company exploring medical imaging, and LabBook, a Virginia based company that facilitates the discovery of gene- and drug-based therapeutics. From 1968 to 1989, he served at the Walter Reed Army Institute of Research, where he founded the Neuropharmacology Branch in 1980. He serves as an officer and fellow in several biomedical societies and has authored and edited numerous scientific articles in journals and books. His current academic positions include Associate Professor of Anesthesiology and Critical Care Medicine and Senior Lecturer in Medicine at The Johns Hopkins University of Medicine, Baltimore, Maryland; and Adjunct Professor of Psychiatry at the Uniformed Services University School of Medicine, Bethesda, Maryland. In August 2000, he was appointed Chairman of the Maryland Bioscience Alliance representing over 300 biotechnology and related companies in the state of Maryland.

     Edward R. Gubish, Ph.D. has served as our Executive Vice President of Research and Development since January 2000 and Senior Vice President of Research and Development between January 1997 and December 1999. Prior to that he served as our Vice President-Regulatory and Clinical Development since November 1995 and has been employed by us since October 1993. From 1990 to September 1993, Dr. Gubish served as senior director of Regulatory Affairs for Baker Norton Pharmaceuticals (IVAX) and Fujisawa Pharmaceuticals. From 1986 to 1990, Dr. Gubish served as Chief of Regulatory Affairs for the AIDS Division at the National Institutes of Health and as a scientific and administrative contact for sponsors of new biological products and IND submissions for the Center for Drugs and Biologics at the FDA.

     Joanna C. Horobin, M.D. has served as our Executive Vice President of Commercial Development since January 2000 and Senior Vice President of Commercial Development between February 1999 and December 1999. Prior to joining us, Dr. Horobin served as Vice President of Corporate Marketing, Oncology at Rhone-Poulenc Rorer (RPR) from March 1994 to December 1998. Dr. Horobin has also served as General Manager of RPR's joint-venture with the Chugai Pharmaceutical Company of Japan, which led to the development and European launch of the recombinant human protein, Granocyte (rhu-GCSF); Medical Director for RPR, (UK); and Head of Clinical Investigations for Beecham Pharmaceuticals (UK), where she achieved regulatory approvals of Augmentin(R), Timentin(R), and Relafen(R). Dr. Horobin spent several years in hospital and general family practice in London before entering the pharmaceutical industry.

     Thomas P. Russo has served as our Chief Financial Officer since November 2000. Prior to joining us, he was Chief Financial Officer for Electronic Trading Solutions, Inc. (now Corcentric), an e-commerce company. Mr. Russo served five years as National Director of Project Finance for the Capital Markets Corporate Finance Group, Ernst & Young LLP. Prior to E&Y, he raised debt and equity finance worldwide for Bechtel Enterprises. For more than 18 years, Mr. Russo served in various international finance capacities structuring deals and raising debt and equity funding with the World Bank and their private sector affiliate, the International Finance Corporation. Mr. Russo was appointed to a U.S. Congressional committee on environmental exports and served two terms as Finance Committee chairman.

     Donald S. Brooks has been one of our directors since April 1996 and Vice President, Legal Affairs since 1998. Between 1993 and 1998, Mr. Brooks was a practicing attorney with the law firm Carella Byrne Bain Gilfillan Cecchi Stewart & Olstein, Roseland, New Jersey, which represents the Company on certain matters. Mr. Brooks continues to be of counsel to the firm. Prior thereto, Mr. Brooks was employed by Merck & Co., Inc. for 27 years, most recently, from 1986 to 1993, as Senior Counsel. From 1980 to 1985, Mr. Brooks served as a U.S. employer delegate to the Chemical Industries Committee, International Labor Organization in Geneva, Switzerland.

     Lee F. Meier has been one of our directors since July 1997. Mr. Meier has over twenty years of experience in the equipment financing industry. He has been affiliated with US Leasing Corporation, The Chemical Bank of New York and Steiner Financial Corporation, a privately held, tax motivated lessor. Since 1984 Mr. Meier has served as founder and managing director of Meier Mitchell & Company, an investment banking firm specializing in providing innovative debt and lease financing products. Meier Mitchell & Company targets clients in the biotechnology and electronics industries and has arranged or provided over $1 billion in financing to both private and public companies in these sectors.

     Mark C.M. Randall has been one of our directors since April 1996. Since 1985, Mr. Randall has been associated with Sarasin International Securities Limited, London, England, a wholly owned subsidiary of Bank Sarasin & Cie, a private bank based in Switzerland, where he has been Director since 1994 and Managing Director since 1999. Mr. Randall also serves as Chairman of Acorn Alternative Strategies (Overseas) Ltd., an investment fund company.

     Wendell M. Starke has been Vice Chairman of the Board since June 1998 and one of our directors since April 1994. Mr. Starke is a Chartered Financial Analyst and a Chartered Investment Counselor. Mr. Starke was President of INVESCO Capital Management, Inc. and Chief Investment Officer from 1979 to 1991. From 1992 to 1999, he served as Chairman of INVESCO, Inc., the parent company of INVESCO Capital Management and other INVESCO money management subsidiaries in the United States. Mr. Starke retired from INVESCO in June 1999.

     Jerry Finkelstein has been one of our directors since April 1998. Mr. Finkelstein has been a senior advisor to Apollo Advisors, L. P., a fund manager, since March 1994, and the Chairman of the Board of News Communications, Inc., a consortium of 23 publications, since August 1993. Mr. Finkelstein has been the former publisher of the New York Law Journal, a daily newspaper. He has been a member of the Boards of Rockefeller Center, Chicago Milwaukee Corporation, Chicago Milwaukee Railroad Corporation, Bank of North America, Struthers Wells Corporation, The Hill, and PATH Railroad. Mr. Finkelstein has also held the following positions: member of Task Force Committee on the sale of the World Trade Center; Chairman of the New York City Planning Commission, and Commissioner of the Port Authority of New York and New Jersey, as well as numerous civic, social and political appointments.

     Peter S. Knight is a principal in Sage Venture Partners, a telecommunications investment firm. From 1991 to 1999, he was a partner in the law firm of Wunder, Knight, Forscey & DeVierno. In 1996, Mr. Knight served as the National Campaign Manager for the Clinton/Gore '96 campaign. From May 1989 to 1991, Mr. Knight was co-founder of Medicis Pharmaceutical Corporation and served as its General Counsel and Secretary. Mr. Knight serves on the Board of Directors of Whitman Education Group, providers of postsecondary education, and Medicis Pharmaceutical Corporation, a pharmaceutical company specializing in dermatology. Mr. Knight also sits on the board of the Schroeder Family of Mutual Funds.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated February 26, 2001, Gerard Klauer Mattison & Co., Inc., as underwriter, has agreed to purchase from us 1,450,000 shares of common stock.

     The underwriting agreement provides that the obligations of the underwriter are subject to some conditions precedent, and that the underwriter will be obligated to purchase all of the shares of common stock offered in this prospectus supplement (other than those shares covered by the over-allotment option described below) if any are taken.

     The underwriter proposes to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to some dealers at a price that represents a concession not in excess of $.65 per share. The underwriter may allow and some dealers may reallow a concession not in excess of $.10 per share to some other dealers. After the initial offering of the shares of common stock, the offering price and concession and discount to dealers may be changed by the underwriter.

     We have granted to the underwriter an option, expiring at the close of business on the 30th day after the date of this prospectus supplement, to purchase up to 100,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions, all as set forth on the cover page of this prospectus supplement. This option may be exercised only to cover over-allotments in the sale of the shares of common stock.

     The following table summarizes the compensation to be paid to the underwriter by us.

                                                                 WITHOUT            WITH
                                                              OVER-ALLOTMENT   OVER-ALLOTMENT
                                                              --------------   --------------
Underwriting discounts and commissions paid by us...........    $1,566,000       $1,674,000

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $100,000, all of which will be paid by us.

     We, our directors and executive officers have entered into "lock-up agreements" with the underwriters under which we and they have agreed not to offer, sell, pledge, purchase any option to sell, grant any option for the purchase of, lend or otherwise dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 90 days after the date of this prospectus supplement, without the prior consent of Gerard Klauer Mattison & Co., Inc., subject to limited exceptions, such as issuances of shares of our common stock to persons in connection with business acquisitions and strategic alliances provided that such persons agree to the lock-up referred to in the preceding sentence, or pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus supplement. Gerard Klauer Mattison & Co., Inc., may, in its sole discretion, at any time without notice, release all or a portion of the shares subject to the lock-up agreements.

     The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by these syndicate members are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the securities offered hereby who are underwriters or prospective underwriters may, subject to some limitations, make bids for or purchases of such securities until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions, penalty bids, and other permissible purchases of shares of common stock by or on behalf of the underwriter may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     We have agreed to indemnify the underwriter against some liabilities, including civil liabilities under the Securities Act.

     Our common stock is listed on the Nasdaq National Market under the symbol "ENMD."

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon for us by Arnold & Porter, Washington, D.C. The statements included in this prospectus supplement under the caption "Business -- Patents, Licenses and Proprietary Rights" and other references herein and in the attached prospectus to intellectual property matters have been passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain legal matters in connection with this offering are being passed upon for the underwriter by Morrison & Foerster LLP, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus supplement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PROSPECTUS

                                 ENTREMED, INC.

                        3,000,000 SHARES OF COMMON STOCK
                                      AND
                WARRANTS TO PURCHASE THE SHARES OF COMMON STOCK

     We may offer from time to time in one or more offerings an aggregate of up to 3,000,000 shares of our common stock and warrants to purchase such shares. We may offer the common stock and warrants (collectively, the "securities") separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus (each, a "prospectus supplement"). When we decide to issue securities, we will provide you with the specific terms and the public offering price of the securities in prospectus supplements. You should read this prospectus and the prospectus supplements carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement.

     Our common stock is quoted on the Nasdaq National Market and traded under the symbol "ENMD."

     Our principal executive offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850 and our telephone number is (301) 217-9858.

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN OUR SECURITIES.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is January 24, 2000,
                           as amended March 31, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
About This Prospectus.......................................      3
Risk Factors................................................      3
The Company.................................................     14
Use of Proceeds.............................................     14
Plan of Distribution........................................     14
Description of Common Stock.................................     16
Description of Warrants.....................................     17
Incorporation of Certain Documents by Reference.............     17
Where You Can Find More Information.........................     18
Legal Matters...............................................     19
Experts.....................................................     19

     THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE VALUE OF OUR COMMON STOCK; UNCERTAINTIES RELATING TO OUR TECHNOLOGICAL APPROACH, OUR HISTORY OF OPERATING LOSSES AND ANTICIPATION OF FUTURE LOSSES; UNCERTAINTY OF OUR PRODUCT DEVELOPMENT; OUR NEED FOR ADDITIONAL CAPITAL AND UNCERTAINTY OF ADDITIONAL FUNDING; OUR DEPENDENCE ON COLLABORATORS AND LICENSEES; INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE IN THE BIOPHARMACEUTICAL INDUSTRY; UNCERTAINTIES RELATING TO OUR PATENT AND PROPRIETARY RIGHTS; UNCERTAINTIES RELATING TO CLINICAL TRIALS; GOVERNMENT REGULATION AND UNCERTAINTIES OF OBTAINING REGULATORY APPROVAL ON A TIMELY BASIS OR AT ALL; OUR DEPENDENCE ON KEY PERSONNEL, RESEARCH COLLABORATORS AND SCIENTIFIC ADVISORS; UNCERTAINTIES RELATING TO HEALTH CARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT; AND RISKS ASSOCIATED WITH PRODUCT LIABILITY.

     OUR FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION AVAILABLE TO US TODAY, AND WE WILL NOT UPDATE THESE STATEMENTS. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time sell any number of the shares of common stock described in this prospectus in one or more offerings up to a total of 3,000,000 shares and an indeterminate number of warrants to purchase such shares.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, contains additional information about the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or SEC, web site or at the SEC offices mentioned below under the heading "Where You Can Find More Information."

     You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                                  RISK FACTORS

     You should carefully consider the risks described below together with all of the other information provided and incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES

     To date, we have been engaged primarily in research and development activities. Although we have received license fees and research and development funding from our former collaboration with Bristol-Myers Squibb Company, limited revenues from Celgene as royalties on the sale of THALOMID(R), and certain research grants, we have not derived significant revenues from operations.

     At December 31, 1999, we had an accumulated deficit of approximately $82,193,000. Significant losses have continued since December 31, 1999. We also will be required to conduct substantial research and development and clinical testing activities for all of our proposed products. We expect that these activities will result in operating losses for the foreseeable future, particularly due to the extended time period before we expect to commercialize any products, if ever. In addition, to the extent we rely upon others for development and commercialization of our products, our ability to achieve profitability will depend upon the success of these other parties. To support our research and development of certain product candidates, we also rely to a significant extent on grants and cooperative agreements from governmental and other organizations as a source of revenues and clinical support. If our grant revenue or cooperative agreements were to be reduced to any substantial extent, it may impair our ability to continue our research and development efforts. We cannot assure you that we will be able to generate revenues from operations or achieve profitability on a sustained basis, if at all.

DEVELOPMENT OF OUR PRODUCTS IS AT AN EARLY STAGE AND IS UNCERTAIN

     Our proposed products and research programs are in the early stage of development and require significant, time-consuming and costly research and development, testing and regulatory clearances. In developing our products, we are subject to risks of failure that are inherent in the development of products and therapeutic procedures based on innovative technologies. For example, it is possible that any or all of these proposed products or procedures will be ineffective or toxic, or otherwise will fail to receive necessary FDA clearances. There is a risk that the proposed products or procedures will be uneconomical to manufacture or market or will not achieve broad market acceptance. There also is a risk that third parties may hold proprietary rights that preclude us from marketing our proposed products or that others will market a superior or equivalent product. The failure of our research and development activities to result in any commercially viable products would materially adversely affect our business.

     Angiostatin and Endostatin, 2-Methoxyestradiol (2ME2) and thalidomide analogs are at the preclinical and early clinical stages of development. Until very recently, these product candidates had only been tested on animals and not on humans. Although these product candidates have demonstrated some success in preclinical studies in combating tumors in mice, there is absolutely no assurance that the agents will prove to be similarly effective in combating tumors in humans during clinical trials and testing. Mice are not people, and although the scientific community considers the study of mice useful, we cannot say whether agents that are successful in treating tumors in mice will be non-toxic to humans, let alone beneficial. In the cancer context, testing on mice may occur under different conditions than testing in people, including the manner in which tumors are introduced into mice, the genetic make-up of laboratory mice populations (homogeneity as opposed to diversity), tumor type or location or other unidentified factors. There are many regulatory steps that must be taken before any of these product candidates will be eligible for FDA approval and subsequent sale, including the completion of preclinical (animal) and clinical (human) trials. We do not expect that these product candidates will be commercially available for several years, if ever.

WE MUST SUBJECT POTENTIAL PRODUCTS TO CLINICAL TRIALS, THE RESULTS OF WHICH ARE UNCERTAIN

     Before obtaining regulatory approvals for the commercial sale of our products, we or our collaborative partners will be required to demonstrate through preclinical studies (animal testing) and clinical trials (human testing) that our proposed products are safe and effective for use in each target indication. The majority of our product candidates, including Angiostatin, 2ME2 and thalidomide analogs, have only been subjected to preclinical studies on mice and monkeys and have not yet been tested on humans. The results from these preclinical studies on animals may not be predictive of results that will be obtained in clinical trials and large-scale testing on humans.

     Our product candidate Endostatin recently entered Phase I clinical trials on humans. Patient recruitment is underway for Phase I clinical trials of Angiostatin and 2ME2, and we plan to commence drug administration in April 2000. Thalidomide, which we licensed to Celgene, is currently being tested in Phase II and III clinical trials on humans for a variety of types of cancer. In the future, we will be required to conduct clinical trials on humans for thalidomide analogs and other new molecules developed by our scientists. We have only limited experience in conducting clinical trials on humans and intend to rely on pharmaceutical companies, the National Cancer Institute, and contract research organizations with which we collaborate for clinical development and regulatory approval of our product candidates. We cannot guarantee that the clinical trials conducted by our partners or us will demonstrate sufficient safety and efficacy to obtain the required regulatory approvals or will result in marketable products.

     The results of initial preclinical studies and clinical trials of products under development are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical testing. In advanced clinical development, numerous factors may be involved that may lead to different results in larger, later-stage trials from those obtained in earlier-stage trials. Early stage trials usually involve a small number of patients and thus may not accurately predict the actual results regarding safety and efficacy that may be demonstrated with a large number of patients in a later-stage trial. Also, differences in the clinical trial design between an early-stage and late-stage trial may cause different results regarding the safety and efficacy of a product to be obtained. In addition, many early stage trials are unblinded and based on qualitative evaluations by clinicians involved in the performance of the trial whereas later-stage trials generally are required to be blinded in order to provide more objective data for assessing the safety and efficacy of the product. The failure to adequately demonstrate the safety and efficacy of a product under development could delay or prevent regulatory clearance of the potential product and would have a significant adverse effect on us.

     Clinical trials involving cancer patients are often conducted with terminally ill patients having the most advanced stages of a disease. During the course of treatment, these patients can die or suffer other adverse events due to the advanced stage of their disease despite the efficacy of the agents being tested. These deaths and/or adverse events, though unrelated to the agent being tested, can nevertheless adversely affect clinical trial results. Various companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after attaining promising results in earlier trials. Clinical trials for the product candidates being developed by us and our collaborators may be delayed by many factors, including that potential candidates for testing are limited in number. Any delays in, or termination of, the clinical trials of any of our product candidates, or the failure of any clinical trials to meet applicable regulatory standards, could have a material adverse effect on our business.

     In addition, we hope eventually to market our products outside of the United States. This will entail foreign regulatory approvals from governments in other countries that may have different requirements from the regulatory process in the United States, subjecting our products to additional clinical trials and approvals, as well as licensing, manufacturing and labeling standards, even though the products are fully approved for manufacture, marketing and distribution in the United States. In order to meet any additional requirements that might be imposed by foreign governments, we may incur additional costs that will inhibit our profitability. If the relevant approvals cannot be obtained or will be too expensive to obtain, foreign distribution may not be feasible, which could have a material adverse impact on our business.

WE ARE UNCERTAIN WHETHER ADDITIONAL FUNDING WILL BE AVAILABLE FOR OUR FUTURE CAPITAL NEEDS AND COMMITMENTS

     We will require substantial funds in addition to our existing working capital to develop our product candidates and otherwise to meet our business objectives. We have never generated enough cash during any period since our inception to cover our expenses and have spent, and expect to continue to spend, substantial funds to continue our research and development programs. Any one of the following factors, among others, could cause us to require additional funds or otherwise cause our cash requirements in the future to materially increase:

      --  results of research and development activities;

      --  progress of our preclinical studies or clinical trials;

      -- changes in or terminations of our relationships with strategic partners;

      -- changes in the focus, direction, or costs of our research and development programs;

      --  competitive and technological advances;

      --  establishment of marketing and sales capabilities;

      --  the regulatory approval process; or

      --  product launch.

     Also, we are a party to sponsored research agreements pursuant to which we have agreed to fund an aggregate of approximately $2,853,000 through 2001 (including $2,250,000 to Children's Hospital), and materials production costs of up to $6,000,000 for clinical trials. In addition, under the terms of certain license agreements, we must be diligent in bringing potential products to market and must make future milestone payments of up to $3,535,000 and additional payments upon attainment of regulatory milestones. If we fail to comply with the milestones or fail to make any required sponsored research or milestone payment, we could face the termination of the relevant sponsored research or license agreement, which could have a material adverse effect on our business.

     We may seek additional funding through collaborative arrangements and public or private financing, including equity financing. We cannot guarantee that collaborative arrangements or additional financing will be available on acceptable terms to us or at all. If we issue more common stock to raise funds in the future, your ownership in us may be diluted. If adequate funds are not available, we may be required to take one or more of the following actions:

      -- delay, reduce the scope of, or eliminate one or more of our research and development programs;

      --  forfeit our rights to future technologies;

      -- obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize on our own; or

      -- license the rights to such products on terms that are not favorable to us.

WE MAY NEED NEW COLLABORATIVE PARTNERS TO DEVELOP AND COMMERCIALIZE PRODUCTS

     We plan to develop and commercialize our product portfolio with or without corporate alliances and partners. Nonetheless, we intend to explore opportunities for new corporate alliances and partners to help us develop, commercialize and market our products. We expect to grant to our partners certain rights to commercialize any products developed under these agreements, and we may rely on our partners to conduct research and development efforts and clinical trials on, obtain regulatory approvals for, and manufacture and market any products licensed to them. Each individual partner will seek to control the amount and timing of resources devoted to these activities generally. Our revenues will be obtained from strategic partners as research and development payments and upon achievement of certain milestones. Since we generally expect to obtain a royalty for sales or a percentage of profits of products licensed to third parties, our revenues may be less than if we retained all commercialization rights and marketed products directly. In addition, there is a risk that our corporate partners will pursue alternative technologies or develop competitive products as a means for developing treatments for the diseases targeted by our programs.

     We also may elect to collaborate with another partner to replace Bristol-Myers Squibb. Even if we find such a partner to assist us with the research, development and eventual commercialization of Angiostatin, our work on the product may not be successful. We will depend, in part, on our partner's own competitive, marketing and strategic considerations, including the relative advantages of other products being developed and marketed.

     We cannot guarantee that we will be successful in establishing any additional collaborative arrangements, that products will be successfully commercialized under any collaborative arrangement or that we will derive any revenues from our arrangements. Our strategy also involves entering into multiple, concurrent strategic alliances to pursue commercialization of our core technologies. There is a risk that we will not be able to manage simultaneous programs successfully. With respect to existing and potential future strategic alliances and collaborative arrangements, we will depend on the expertise and dedication of sufficient resources by these outside parties to develop, manufacture, or market products. If a strategic alliance or collaborative partner fails to develop or commercialize a product to which it has rights, our business could be materially and adversely affected.

WE HAVE NO CURRENT MARKETING CAPACITY

     To the extent that we undertake to market our products, or are unable to enter into co-promotion agreements or to arrange for third-party distribution of our products, additional expenditures and management resources will be required to develop an effective sales force. There can be no assurance that we will be able to establish a sales force or to enter into co-promotion or distribution agreements on favorable terms or on a timely basis. Other companies offering similar or substitute products may have well-established sales forces or agreements in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact on our business.

WE HAVE NO CURRENT MANUFACTURING CAPACITY

     We do not expect to manufacture or market products in the near term, but we may try to do so in certain cases. We do not currently have the capacity to manufacture or market products or any experience in these activities. If we elect to perform these functions, we will be required to either develop these capacities, or contract with others to perform some or all of these tasks. We may be dependent to a significant extent on corporate partners, licensees, or other entities for manufacturing and marketing of products. If we engage directly in manufacturing or marketing, we will require substantial additional funds and personnel and will be required to comply with extensive regulations. We cannot guarantee that we will be able to develop or contract for these capacities when required in connection with our business.

     The manufacture of pharmaceutical products can be an expensive, time consuming, and complex process. Manufacturers often encounter difficulties in scaling-up production of new products, including problems involving production yields, quality control and assurance, and shortages of personnel. Delays in formulation and scale-up to commercial quantities could result in additional expense, delays in our clinical trials, regulatory submissions, and commercialization. The manufacturing processes for several of the small molecules and proteins we are developing as product candidates have not yet been tested at commercial levels, and we cannot guarantee that it will be possible to manufacture these materials in a cost-effective manner.

     In addition, we will depend on all such third-party manufacturers to perform their obligations effectively and on a timely basis. There can be no assurance that such parties will perform such obligations and any such non-performance may delay clinical development or submission of products for regulatory approval, or otherwise impair our competitive position, which would have a material adverse affect on our business. Any manufacturer of our product candidates will be subject to applicable Good Manufacturing Practices (GMP) prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities. We cannot guarantee that we or any of our collaborators will be able to enter into or maintain relationships either domestically or abroad with manufacturers whose facilities and procedures comply or will continue to comply with GMP and who are able to produce our small molecules and proteins. Should manufacturing agreements be entered into, our collaborators and we will be dependent upon such manufacturers for continued compliance with GMP. Failure by a manufacturer of our products to comply with GMP could result in significant time delays or our inability to commercialize or continue to market a product. Changes in our manufacturers could require new product testing and facility compliance inspections. In the United States, failure to comply with GMP or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently, in the event that our current or future manufacturers are unable to manufacture our products at one of more of their facilities. For certain of our potential products, we will need to substantially increase the capacity of our production facilities (or those of our manufacturers) in order to conduct human clinical trials and to produce such products for commercial sale at an acceptable cost.

WE CANNOT GUARANTEE THAT IT WILL BE COMMERCIALLY FEASIBLE TO MANUFACTURE ENDOSTATIN AND ANGIOSTATIN

     We have entered into agreements with Covance Biotechnology Services Inc. under which Covance is responsible for producing sufficient amounts of the Endostatin and Angiostatin for preclinical toxicology studies and for scale-up production of these proteins under GMP conditions for clinical trials. We also have entered into a letter of understanding with Chiron Corporation for the large-scale production of GMP

Endostatin. We have spent significant time and funds to transfer the technology underlying the production of the Endostatin and Angiostatin to Covance and Chiron. As such, we are reliant on Covance and Chiron for the production of sufficient quantities of the Endostatin and Angiostatin to complete our clinical studies, and if they fail to produce such quantities, then we would have to delay our clinical studies. If we are required to change to a new manufacturer, and if any suitable manufacturer can be found, significant additional time and funds would be required for technology transfer and testing. Indeed, the production of protein-based therapeutics using recombinant DNA techniques and fermentation is a difficult, expensive process. There is, therefore, no assurance that it will be possible to manufacture commercial quantities of Endostatin and Angiostatin in a cost-effective manner.

WE DEPEND ON CELGENE TO COMMERCIALIZE THALIDOMIDE

     We have sublicensed to Celgene Corporation all of our rights to commercialize and sell thalidomide worldwide. We have received and will continue to receive royalties on all sales of thalidomide (THALOMID(R)) by Celgene. The success of our relationship with Celgene and the marketing of thalidomide will depend, in part, on Celgene's own competitive, marketing, and strategic considerations, including the relative advantages of alternative products being developed and marketed by its competitors. In addition, if Celgene is not successful in marketing thalidomide, we would be materially adversely affected.

     Thalidomide is currently in Phase II/III human clinical trials for a variety of cancer indications. Based upon our efforts, thalidomide has received orphan drug designation from the FDA as a treatment for Kaposi's sarcoma, a form of skin cancer most frequently associated with AIDS, and for primary brain malignancies. Celgene, to whom we have licensed the rights to commercialize thalidomide, has received approval from the FDA to market thalidomide for the treatment of erythema nodosum leprosum, an inflammatory skin condition of some leprosy patients. The FDA, however, has not yet approved the marketing and sale of thalidomide for cancer. Celgene still must pass significant regulatory hurdles before thalidomide will be commercially available for approved use for treatment of cancer, if ever.

THERE ARE RISKS RELATED TO THE HISTORY OF THALIDOMIDE

     Thalidomide has caused serious birth defects in children whose mothers used it during pregnancy. Therefore, physicians prescribing the drug to women of childbearing age must take strict precautions, and there can be no assurance that such precautions will be observed in all cases or, if observed, will be effective. Use of thalidomide has also been associated, in a limited number of cases, with other side effects, including nerve damage. We believe that the characteristics of thalidomide that may have affected fetal development and caused birth defects by blocking new blood vessel growth are the same characteristics that may make thalidomide useful in the prevention and treatment of angiogenic disorders such as cancer. However, we cannot guarantee that clinical trials with the drug will demonstrate its safety and efficacy or that the drug will not be associated with other characteristics that prevent or limit its commercial use.

     Even if thalidomide is demonstrated to be safe and effective for use in treating angiogenic-mediated disease, we may face difficulties in gaining public acceptance of the drug based on its history of causing birth defects. This may adversely affect the marketing efforts of our collaborator Celgene Corporation. In addition, although Celgene has agreed to indemnify us from any liability that may arise from its sales of thalidomide, we cannot guarantee that we will be protected from such liability and the possible related losses.

WE CANNOT GUARANTEE THAT OUR PRODUCTS WILL ACHIEVE MARKET ACCEPTANCE

     Our success will be dependent on market acceptance of our products in the United States and, later, in international markets. Since we have not received the necessary approvals to sell our products in the United States or elsewhere, we cannot predict whether any of our products will achieve market acceptance, either in the United States or abroad. A number of factors may limit the market acceptance of our products, including the timing of regulatory approval and market entry relative to competitive products, the availability of alternative therapies or treatments, the price of our products relative to any alternatives, the availability of third-party reimbursement to pay for them, and the extent of the marketing efforts by competitors. Other risk factors identified in this section also may affect market acceptance.

WE DEPEND ON PATENTS AND OTHER PROPRIETARY RIGHTS, SOME OF WHICH ARE UNCERTAIN

     Our success will depend in part on our ability to obtain patents for our products, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies in general is highly uncertain and involves complex legal and factual questions. Risks related to patenting our products include the following:

      --  our failure to obtain additional patents;

      -- challenge, invalidation, or circumvention of patents already issued to us;

      -- failure of the rights granted under our patents to provide sufficient protection;

      --  independent development of similar products by third parties; or

      -- ability of third parties to design around patents issued to us or our collaborators.

     For several of the products that we are developing, including thalidomide and 2ME2, composition of matter patents are not available because the compounds are in the public domain. In these cases, only patents covering the "use" of the product are available. In general, patents covering a new use for a known compound can be more difficult to enforce against infringers of the use claims in the patent. We have secured use patents covering the use of thalidomide for the treatment of angiogenic diseases. We are aware of at least two other issued patents covering certain non-antiangiogenic uses of thalidomide. Although we believe that the claims in such patents will not interfere with our proposed use of thalidomide, we cannot guarantee that the holders of such patents will not be able to exclude us from marketing thalidomide for other uses. We have also secured use patents covering 2ME2.

     The enactment of the legislation implementing the General Agreement on Tariffs and Trade caused certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of seventeen years from the date of grant. The new term of a United States patent will commence on the date of issuance and terminate twenty years from the earliest effective filing date of the application. Since the time from filing to issuance of biotechnology patents is often more than three years, a twenty-year term from the effective date of filing may result in a term of patent protection that is substantially shorter than seventeen years. This may adversely impact our patent position. Often, the duration and level of the royalties we are entitled to receive from a collaborative partner is based on the existence of a valid patent. Thus, the shorter period of patent protection may adversely affect our future operating results and financial condition.

     Our potential products may conflict with patents that have been or may be granted to competitors, universities or others. As the biotechnology industry expands and more patents are issued, the risk increases that our potential products may give rise to claims that they infringe the patents of others. Such other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected products. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We cannot guarantee that we would prevail in any action or that any license required under any needed patent would be made available on acceptable terms, if at all. Failure to obtain needed patents, licenses, or proprietary information held by others may have a material adverse effect on our business.

     We are a party to sponsored research agreements and license agreements that require us to make milestone payments upon attainment of certain regulatory milestones. Failure to meet such milestones could result in the loss of certain rights to compounds covered under such license agreements.

     We also rely on trade secret protection for our confidential and proprietary information. However, trade secrets are difficult to protect and we cannot guarantee that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology, or that we can meaningfully protect our rights to unpatented trade secrets. We require our employees, consultants, and advisors to execute a confidentiality agreement when beginning an employment or a consulting relationship with us. The agreements generally provide that all trade secrets and inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship automatically become our exclusive property. Employees and consultants must keep such information confidential and may not disclose such information to third parties except in specified circumstances. We cannot guarantee, however, that these agreements will provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information.

     To the extent that consultants, key employees, or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. Certain of our consultants are employed by or have consulting agreements with others and any inventions discovered by them generally will not become our property.

THE EXPIRATION OF OUR RELATIONSHIP WITH CHILDREN'S HOSPITAL, BOSTON, COULD ADVERSELY IMPACT OUR ABILITY TO ACQUIRE FUTURE PRODUCT CANDIDATES AND COULD SUBJECT US TO INCREASED COMPETITION

     We have relationships with collaborators at academic and other institutions who conduct research either on our behalf or whose research we have the right to license and use. Our primary research collaboration has been with Children's Hospital, Boston. Pursuant to our agreement with Children's Hospital, Boston, we agreed to provide funding for some of their antiangiogenesis research projects and granted them options to acquire an ownership interest in us. In return, they gave us the right to fund additional research projects and obtain licenses to any discoveries arising from that research. Children's Hospital, Boston, originally discovered Endostatin, Angiostatin, 2ME2, and the antiangiogenic properties of thalidomide and certain thalidomide analogs. To date, we have received licenses from Children's Hospital, Boston, for these products.

     Researchers at Children's Hospital, Boston, also may be working on other products that may be used to treat cancer in a variety of ways, including by antiangiogenesis. Although we believe that, pursuant to our agreement, we are entitled to license and use a wide variety of products related to antiangiogenesis, Children's Hospital, Boston, may take a different position. Children's Hospital, Boston, has licensed, and may in the future license, products to our existing and potential competitors.

     Early last year, we extended our agreement with Children's Hospital, Boston for another year. However, while this agreement has been renewed before, we do not know whether this agreement will be renewed again this year. Because Children's Hospital, Boston, has, in the past, been an important source of product candidates for us, the expiration of this collaboration may adversely impact our ability to acquire future product candidates. We cannot be sure that we will be able to negotiate research collaborations with new institutions or that any new collaboration will be successful. The expiration of the collaboration with Children's Hospital, Boston, may subject us to increased competition. It also is possible that, after the expiration of our agreement, Children's Hospital, Boston, may develop other products that have antiangiogenic qualities similar to those contained in the products that we currently license and could license those products to our competitors.

OUR POTENTIAL PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATORY REQUIREMENTS AND A LENGTHY APPROVAL PROCESS

     Our research, development, preclinical and clinical trials, manufacturing, and marketing of most of our product candidates are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the United States and abroad. The process of obtaining FDA and other required regulatory approvals for drug and biologic products, including required preclinical and clinical testing, is lengthy, expensive and uncertain. Even after spending time and money, we may not receive regulatory approvals for clinical testing or for the manufacturing or marketing of any products. Our collaborators or we may encounter significant delays or excessive costs in the effort to secure necessary approvals or licenses. Even if we obtain regulatory clearance for a product, that product will be subject to continual review. Later discovery of previously unknown defects or failure to comply with the applicable regulatory requirements may result in restrictions on a product's marketing or withdrawal of the product from the market, as well as possible civil or criminal penalties.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY

     The pharmaceutical and biotechnology industries are intensely competitive and we expect competition from other companies and other research and academic institutions to increase. In addition to competing with universities and other research institutions to develop products, technologies, and processes, we may compete with other companies to acquire the rights to products, technologies, and processes developed by universities and other research institutions. Many of these companies have substantially greater financial and research and development capabilities than we have and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. We are aware of a number of other companies and academic institutions that are pursuing angiogenesis research and are testing other angiogenesis inhibitors.

     These other companies and academic institutions may be larger than we are and may have significantly greater financial resources, or be supported by large entities with greater financial resources than are currently available to us. They may also have established marketing and distribution channels. The drug industry is characterized by intense price competition, and we anticipate that we will face this and other forms of competition. There can be no assurance that developments by others will not render our products or technologies obsolete or noncompetitive or that we will be able to keep pace with technological developments. Competitors may develop products that use an entirely different approach or means of accomplishing the desired therapeutic effect that our products seek to achieve and may be more effective or less costly, or both. In addition, other competitors may have significantly greater experience than we do in undertaking preclinical testing and human clinical trials and obtaining regulatory approvals of pharmaceutical products. Accordingly, our competitors may succeed in commercializing products more rapidly than we do. Were these competitors to develop their products more rapidly and complete the regulatory process sooner, it could have a material adverse effect on our business.

     If other companies were to get FDA approval to market thalidomide for other disease indications, "off-label" use of thalidomide could adversely affect our business and operations. We are aware of other companies engaged in the development of thalidomide for various disease indications. Although the FDA does not permit a manufacturer or distributor to market or promote an approved drug for an unapproved off-label use or dosage level, under its "practice of medicine" policy, the FDA generally does not prohibit a physician from prescribing an approved drug product for an unapproved use or dosage. In addition, the FDA has from time to time proposed to liberalize its restrictions on the dissemination of off-label information.

     The pharmaceutical and biotechnology industries are rapidly evolving. We may not be able to develop products that are more effective or achieve greater market acceptance than our competitors' products. Our competitors may succeed in developing products and technologies that are more effective than those being developed by us or that render our products and technologies less competitive or obsolete. One competitor in particular is working on the development for clinical trials of an antiangiogenic developed by the same researcher at Children's Hospital, Boston, who developed Angiostatin and Endostatin. While we do not know the potential effectiveness of this product in comparison to Angiostatin, Endostatin or our other products, it is possible that this product will be more effective than our products, will be easier to manufacture, will come to market before any of our products or will achieve market acceptance over our products.

LOSS OF KEY PERSONNEL AND CONSULTANTS COULD ADVERSELY AFFECT OUR BUSINESS

     We are dependent on certain of our executive officers and scientific personnel, including John W. Holaday, Ph.D., our co-founder, Chairman, President and Chief Executive Officer. We have a three-year employment agreement with Dr. Holaday through December 31, 2001. Competition for qualified employees among pharmaceutical and biotechnology companies is intense, and the loss of certain of our personnel, or an inability to attract, retain, and motivate additional highly skilled scientific, technical, and management personnel, could materially adversely affect our business and prospects. We cannot guarantee that we will be able to retain our existing personnel or attract and retain additional qualified employees.

     We may also be dependent, in part, upon the continued contributions of the lead investigators of our sponsored research programs. Our scientific consultants and collaborators may have commitments to or consulting or advisory agreements with other entities that may affect their ability to contribute to us or may be competitive with us. Inventions or processes discovered by them will not necessarily become our property, but may remain the property of these persons or of these persons' full-time employers.

POTENTIAL PRODUCTS MAY SUBJECT US TO PRODUCT LIABILITY FOR WHICH INSURANCE MAY NOT BE AVAILABLE

     The use of our potential products in clinical trials and the marketing of any pharmaceutical products may expose us to product liability claims. We have obtained a level of liability insurance coverage that we believe is appropriate for our current stage of development. However, there is a risk that our present insurance coverage is not adequate. Such existing coverage will not be adequate as we further develop products, and there is a risk that in the future adequate insurance coverage and indemnification by collaborative partners will not be available in sufficient amounts or at a reasonable cost. A successful product liability claim could have a material adverse effect on our business and financial condition.

THE MARKETABILITY OF OUR POTENTIAL PHARMACEUTICAL PRODUCTS MAY DEPEND ON REIMBURSEMENT AND REFORM MEASURES IN THE HEALTH CARE INDUSTRY

     Our success may depend, in part, on the extent to which reimbursement for the costs of therapeutic products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Over the past decade, the cost of health care has risen significantly, and there have been numerous proposals by legislators, regulators, and third-party health care payors to curb these costs. Some of these proposals have involved limitations on the amount of reimbursement for certain products. We cannot guarantee that similar federal or state health care legislation will not be adopted in the future or that any products sought to be commercialized by us or our collaborators will be considered cost-effective or that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. Moreover, the existence or threat of cost control measures could have an adverse effect on the willingness or ability of our corporate collaborators to pursue research and development programs related to our product candidates.

WE ARE SUBJECT TO RISK DUE TO OUR USE OF HAZARDOUS MATERIALS

     Our research and development involves the controlled use of hazardous biological, chemical, and radioactive materials. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could have a material adverse effect on us.

THE PRICE OF OUR STOCK IS HIGHLY VOLATILE

     The market price of our common stock, like that of the common stock of many other biopharmaceutical companies, has at times been, and again may be, highly volatile. Factors that may have a significant impact on the market price of our common stock include:

      -- the results of preclinical studies and clinical trials by us or our competitors;

      --  FDA actions with respect to our product candidates;

      -- other evidence of the safety or efficacy of our product candidates or those of our competitors;

      -- announcements of technological innovations or new commercial products by us or our competitors;

      --  changes in reimbursement policies;

      --  health care legislation;

      --  developments in patent or other proprietary rights;

      --  developments in our relationships with collaborative partners;

      --  public concern as to the safety and efficacy of drugs we develop;

      --  fluctuations in our operating results;

      --  actions by traders and shortsellers;

      --  articles in the public press;

      --  general market conditions; and

      --  sales of substantial numbers of shares of common stock.

PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS

     Any of the following provisions could discourage, hinder or preclude an unsolicited acquisition of us and could make it less likely that securityholders receive a premium for their securities as a result of any such attempt:

      -- Without shareholder approval, our Board of Directors may issue up to 5,000,000 shares of preferred stock with voting rights equal to the common stock and conversion, liquidation, or dissolution rights and preferences that may be superior to the common stock. The rights of the holders of any such preferred stock may adversely affect the rights of holders of common stock. The issuance of preferred stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal.

      -- In addition, our Board of Directors is divided into three classes, the members of each of which will serve for a staggered three-year term. Because shareholders only may elect one-third of the Directors each year, it is more difficult for a third party to gain control of our Board of Directors.

      -- Furthermore, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder," unless the business combination is approved in a prescribed manner.

RISKS RELATED TO POTENTIAL YEAR 2000 PROBLEMS MIGHT ADVERSELY AFFECT OUR
BUSINESS

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs having time-sensitive software would recognize a date using "00" as the year 1900 rather than the year 2000.

     Even though the date is now past January 1, 2000 and we have not experienced any immediate adverse impact on our operations from the transition to the Year 2000, we cannot provide complete assurance that our operations have not been affected in a manner that is not yet apparent or that will arise in the future. In addition, certain computer programs that were date sensitive to the Year 2000 may not have been programmed to process the Year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers. However, we anticipate no Year 2000 problems that are reasonably likely to have a material adverse effect on our operations.

                                  THE COMPANY

     We were incorporated in Delaware in September 1991 and are engaged primarily in the research and development of biopharmaceutical products that address the role of angiogenesis in the prevention and treatment of a broad range of diseases.

     We are an innovative biopharmaceutical company with a research and product focus on the role of angiogenesis in disease. Our core technology includes an antiangiogenesis program focused on the development of proprietary products intended to inhibit the abnormal growth of new blood vessels associated with cancer and certain causes of blindness.

     Angiogenesis is the biological process by which new blood vessels are formed and is a normal process during the first three months of embryonic development, the reproductive cycle of women, and in wound healing. At other times, angiogenesis is harmful when associated with disease, particularly that of cancer and macular degeneration, a leading cause of blindness. We believe that antiangiogenic products, which inhibit the abnormal growth of blood vessels, may have fewer adverse side effects than traditional therapies for these diseases. Our portfolio of potential products includes antiangiogenic compounds, Angiostatin, Endostatin, 2-Methoxyestradiol, thalidomide and thalidomide analogs, and others which are used to block the growth of blood vessels supplying primary and metastatic tumors.

     Our principal executive offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850, and our telephone number is (301) 217-9858. For further information about our business and operations, reference is made to our reports incorporated herein by reference. See "Incorporation of Certain Information by Reference" above.

                                USE OF PROCEEDS

     We will use the net proceeds received from the sale of the securities for development of current and future products, advances to and investments in subsidiaries, working capital and general corporate purposes, at the discretion of management.

                              PLAN OF DISTRIBUTION

     We may sell the securities being offered by this prospectus separately or together:

      --  through agents;

      --  to or through underwriters;

      --  through dealers;

      -- through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      -- directly to purchasers, through a specific bidding, auction or other process; or

      --  through a combination of any of these methods of sale.

     We may effect the distribution of the securities from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

      --  at market prices prevailing at the times of sale;

      --  at prices related to such prevailing market prices; or

      --  at negotiated prices.

     We will describe the method of distribution of the securities in the prospectus supplement.

     Agents designated by us from time to time may solicit offers to purchase the securities. We will name any agent involved in the offer or sale of the securities and set forth any commissions payable by us to an agent in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an "underwriter" of the securities as that term is defined in the Securities Act.

     If we use an underwriter or underwriters in the sale of securities, we will execute an underwriting agreement with the underwriter or underwriters at the time we reach an agreement for sale. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. This compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. We will describe any of these activities in the prospectus supplement.

     If a dealer is used in the sale of the securities, we or an underwriter will sell securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

     We may directly solicit offers to purchase the securities, and we may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The prospectus supplement will describe the terms of any direct sales, including the terms of any bidding or auction process.

     Agreements we enter into with agents, underwriters and dealers may entitle them to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect of these liabilities. The prospectus supplement will describe the terms and conditions of indemnification or contribution.

     No securities may be sold under this prospectus without delivery, in paper format, in electronic format on the internet, or both, of the applicable prospectus supplement describing the method and terms of the offering.

                          DESCRIPTION OF COMMON STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     As of December 31, 1999, we had 35,000,000 shares of common stock authorized, of which 14,755,998 shares were outstanding, and 5,000,000 shares of preferred stock authorized, of which no shares were outstanding.

LISTING

     Our common stock is quoted on the Nasdaq National Market and traded under the symbol "ENMD."

DIVIDENDS

     Our board of directors may authorize, and we may make, distributions to our common stockholders, subject to any restriction in our articles of incorporation and to those limitations prescribed by law.

FULLY PAID AND NON-ASSESSABLE

     All of our outstanding common shares are fully paid and non-assessable. Any additional common shares that we issue will be fully paid and non-assessable.

VOTING RIGHTS

     Each of our outstanding common shares as of the applicable record date is entitled to one vote in each matter submitted to a vote at a meeting of stockholders and, in all elections for directors, every stockholder has the right to vote the number of shares owned by it for as many persons as there are directors to be elected, provided directors are elected according to our articles of incorporation and by-laws. Our stockholders may vote either in person or by proxy.

PREEMPTIVE AND OTHER RIGHTS

     Holders of our common stock have no preemptive rights and have no other rights to subscribe for additional shares nor does the common stock have any conversion rights or rights of redemption, either of which rights have not been waived. Upon liquidation, all holders of our common stock are entitled to participate pro rata in our assets available for distribution, subject to the rights of any class of preferred stock then outstanding.

STOCKHOLDER ACTION BY WRITTEN CONSENT; MEETINGS

     Under Delaware corporate law, any action required to be taken by our stockholders may be taken without a meeting, without prior notice and without a vote if a consent in writing is signed by holders of shares having at least the number of votes necessary at a stockholder meeting and prompt notice of the taking of such action is given to the other stockholders.

     Our by-laws provide that special meetings of our stockholders may be called at any time only by the board of directors or by the president, secretary, or an assistant secretary at the written request of the holders of at least fifty percent (50%) of all outstanding shares entitled to vote on the matter for which the meeting is called.

STAGGERED BOARD OF DIRECTORS

     Our Board of Directors is divided into three classes, the members of each of which will serve for a staggered three-year term. Our shareholders may elect only one-third of the directors each year; therefore, it is more difficult for a third party to gain control of our Board of Directors than if our Board was not staggered.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company is our transfer agent and registrar, and is located in Brooklyn, New York.

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of shares of the common stock. Warrants may be issued independently or together with the shares of common stock offered by any prospectus supplement to this prospectus and may be attached to or separate from such shares. Further terms of the warrants will be set forth in the applicable prospectus supplement.

     The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

      --  the title of such warrants;

      --  the aggregate number of such warrants;

      --  the price or prices at which such warrants will be issued;

      -- the designation, terms and number of shares of common stock purchasable upon exercise of such warrants;

      -- the designation and terms of the shares of commons stock with which such warrants are issued and the number of such warrants issued with such shares;

      -- the date on and after which such warrants and the related common stock will be separately transferable, including any limitations on ownership and transfer of such warrants;

      -- the price at which each share of common stock purchasable upon exercise of such warrants may be purchased;

      -- the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

      -- the minimum or maximum amount of such warrants which may be exercised at any one time;

      --  information with respect to book-entry procedures, if any;

      --  a discussion of certain federal income tax consequences; and

      -- any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to part of this prospectus. These documents may include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Thus, for example, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

     This prospectus incorporates by reference the documents listed below that we previously have filed with the SEC and any additional documents that we may file with the SEC (File No. 000-20713) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering of the securities. These documents contain important information about us.

     1. Our Annual Report on Form 10-K for the year ended December 31, 1998, filed with the Commission on March 31, 1999, as amended;

     2. Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 1999, filed with the Commission on May 17, 1999, as amended; for the quarter ended June 30, 1999, filed with the Commission on August 16, 1999; and for the quarter ended September 30, 1999, filed with the Commission on November 12, 1999;

     3. Our Current Reports on Form 8-K filed under the Exchange Act, filed with the Commission on February 11, 1999 and August 10, 1999; and

     4. The description of our common stock contained in our Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     You can obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a documents unless that exhibit is specifically incorporated by reference into that document) from the SEC on its web site at http://www.sec.gov. You also can obtain these documents from us without charge by visiting our internet web site at http://www.entremed.com or by requesting them in writing, by email or by telephone at the following address:

                              Francine K. Jackson
                               Finance Assistant
                                 EntreMed, Inc.
                           9640 Medical Center Drive
                           Rockville, Maryland 20850
                                 (301) 738-2493
                             francinej@entremed.com

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules and the information incorporated by reference, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

     In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information and the registration statement at the following locations of the
SEC:

      -- Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459;

      -- Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

      -- New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048.

     You may also read and copy this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     In addition, the SEC maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers of securities, like us, who file such material electronically with the SEC. The address of that web site is http://www.sec.gov. You also can inspect such reports, proxy statements and other information about us at the offices of the National Association of Securities

Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our common stock is traded on The Nasdaq National Market under the symbol "ENMD."

                                 LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon for us by Arnold & Porter, Washington, D.C.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,450,000 SHARES

                              [NEW ENTREMED LOGO]

                            ------------------------

                             Prospectus Supplement

                               February 27, 2001
                            ------------------------

                             GERARD KLAUER MATTISON

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------